AFC 2002

ANNUAL REPORT

IN 2002, CONDITIONS WITHIN THE TELECOMMUNICATIONS INDUSTRY REMAINED CHALLENGING. BUT UNLIKE MANY EQUIPMENT VENDORS IN OUR SPACE, AFC CONTINUED TO BE PROFITABLE AND EVEN DEMONSTRATED GROWTH IN MARKET SHARE AND SALES.

REVENUES
(in millions of dollars)


440
330
220
110
0
$344.1
98 99 00 01 02

NET INCOME
(in millions of dollars)


260
195
130
65
0
$31.8
98 99 00 01 02

WORKING CAPITAL
(in millions of dollars)


800
600
400
200
0
$784.8
98 99 00 01 02

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	2002[1]	2001[2]	2000[3]	1999[4,5]	1998[5]
FOR THE YEARS ENDED DECEMBER 31,					
Revenues	$ 344,063	$ 327,569	$ 416,850	$296,611	$316,409
Operating income (loss)	8,312	(39,264)	66,084	21,985	36,450
Net income	31,834	165,524	77,568	249,070	25,853
Net income per share (diluted)	$ 0.37	$ 1.98	$ 0.91	$ 3.05	$ 0.32
AS OF DECEMBER 31,					
Cash, cash equivalents, and marketable securities	$ 996,624	$ 955,742	$ 875,153	$732,122	$110,866
Working capital	784,790	774,297	744,723	583,357	208,604
Total assets	1,233,650	1,147,410	1,135,175	900,787	309,114
Stockholders' equity	918,789	838,605	819,665	645,064	267,839
Book value per share	10.89	10.21	10.15	8.16	3.52
Number of employees	857	843	959	722	815

[1] 2002 included facility lease impairment charges, amortization of acquired intangibles, write-off of in-process research and development costs, litigation settlement costs, unrealized gains on our Cisco Systems, Inc. (Cisco) securities investment and accrued distribution payment from Marconi Communications, Inc. (Marconi). See Management's Discussion and Analysis for additional information.

[2] 2001 included an unrealized gain on our Cisco securities investment from our application of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and related net gains on our Cisco holdings during the year. 2001 also included charges to excess and obsolete inventory, purchase commitments, provision for doubtful accounts, cost of revenues, facility lease impairment charges, fixed asset write-downs, severance costs, foreign sales office closures and investment impairment charges. Income was also recognized for a distribution payment from Marconi. See Management's Discussion and Analysis for additional information.

[3] 2000 included $42.9 million from Marconi as settlement of outstanding litigation and a subsequent distribution payment and GVN Technologies, Inc. (GVN) acquisition related costs. See Management's Discussion and Analysis for additional information.

[4] 1999 included a $379.3 million gain recognized upon conversion of an investment into Cisco common stock. See Management's Discussion and Analysis for additional information.

[5] Amounts have been restated to reflect the acquisition of GVN in May 2000 accounted for as a pooling of interests; number of employees has not been restated.

DEAR FELLOW STOCKHOLDERS

Although 2002 proved to be an especially difficult year in the telecommunications industry, with job losses, reduced capital spending and company closures becoming common news, AFC weathered these circumstances better than many of its peers and posted positive financial results. We executed extremely well in a difficult environment, expanding our product portfolio, gaining market share and growing our presence within major accounts. Just as important, our financial performance was solid. We generated cash from operations in every quarter during the year, and finished 2002 with the strongest balance sheet metrics in our history.

For the year 2002, revenues totaled $344,063,000, compared with $327,569,000 for the year 2001. For the year 2002, net income was $31,834,000, or $0.37 earnings per share (diluted). Pro forma net income for the year 2002 was $24,436,000, or $0.29 earnings per share (diluted). Pro forma net income for 2002 excludes the following items: impairment charges related to certain facilities leases; amortization of acquired intangible assets; write-off of acquired in-process research and development costs; litigation settlement costs; unrealized gains on our Cisco securities investment; and income recognized as a result of Marconi Communications' failure to meet distribution revenue goals in 2002.

In May, we announced Telliant,™ a new carrier-class, multiservice central office switching platform that delivers unprecedented capacity and density for the evolving broadband network. Designed for high-density DSL, Telliant economically collapses multiple network elements into a single, compact platform. Telliant is ideally suited for a higher concentration of DSL subscribers and bandwidth-rich applications such as IP video, BRAS (broadband remote access server) and other functions that require IP intelligence. This product came to us through our acquisition of AccessLan Communications, Inc. (San Jose, Calif.) in May 2002.

In June, we announced TransMAX,™ our next-generation fiber-optic platform. This optical add-drop multiplexer (OADM) product uses coarse wavelength division multiplexing (CWDM) technology to relieve fiber-optic bottlenecks in local access networks.

During the course of the year, we estimate that we increased market share from approximately 16% to approximately 25% in our core market and grew our business with the major accounts by nearly 25% – a fact that has gone relatively unnoticed. I believe this is an important data point for our Company, indicating that when large carriers return to normal spending patterns, we will have an established position as a vendor with a solid track record. It is also worth noting that we added 90 new accounts in 2002.

Carriers are moving their networks forward with new technologies that provide their subscribers with advanced services. As I outlined for you in last year's letter, our long-term strategy centers on broadening the product line and selling more products into our customer base. To accomplish these objectives, we need to continue investing in technology – through research and development and possible acquisitions or partnerships – even in today's challenging marketplace. Our goal is to invest wisely today for the network of tomorrow. Based on the technology decisions we make today, we believe that we will have a suite of products well suited to our customers' needs as the telecommunications industry rebounds.

We continue to see considerable opportunities for AccessMAX,™ our core next-generation digital loop carrier (NGDLC) platform, as the vehicle providing network evolution from the circuit-based world to a packet-based world with Fiber-to-the-Home architecture. We are working with leading customers in this effort as they evolve their networks to bring advanced services to their subscribers.

Telliant is at the center of our efforts to expand outside our core market. During the second half of 2002, we made excellent progress in introducing this new solution to the market and continue to be encouraged by customer acceptance. At year's end, we had Telliant platforms installed at or ordered by more than 40 customers. Competitively, Telliant offers not only a compelling pricing model with multiple applications support for high-speed data and video, but also a common network management solution with our AccessMAX remote DSL platform.

Let me describe for you what our Company hopes to achieve in 2003. First, we want to sell more remote terminals into large carriers. Some of the largest carriers have outfitted their central offices with AFC terminals. Now we need to help them build out the rest of their access networks with broadband-ready, next-generation technology. This is a substantial opportunity for our Company. Next, we want to grow our market share by finding ways to generate revenue at other major accounts we have not yet penetrated. At the same time, we want to expand our relationships at existing accounts. It is vitally important for us to use our strong beginnings with Telliant as a springboard to sell more of these systems across the breadth of our customer base. Finally, we need to be wise in how we invest capital from our substantial balance sheet. We have survived these tough times by prudently managing our assets, and this approach will not change.

AFC continues to proactively support supplier diversity. We strongly believe in providing equal purchasing opportunities to all suppliers – large and small. AFC has once again committed 10% of its annual procurement dollars to diversity suppliers, and we continue to be active participants in the National Minority Supplier Development Council, Women's Business Enterprise National Council, and the Telecommunications Industry Group.

In summary, I am very pleased with how we have executed in 2002. We grew our presence at large accounts, gained considerable market share, and our new product lines are being well received. We also continue to have a very strong balance sheet and positive cash flow from our quarterly operations. AFC is a strong, viable company that is well positioned to endure the current downturn in our sector, and to sell more products when more normal spending patterns return.



John A. Schofield
Chairman, President
and Chief Executive Officer



Except for historical information contained in this annual report, this document contains forward-looking statements, including statements concerning AFC's ability to endure the telecommunications industry downturn and to invest in a wider variety of products for our customers. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including our ability to execute under difficult industry and market conditions, the increased competition due to our expanded product offering, our ability to gain market share and experience growth, the timing and actual quantities of any orders received from our customers, the successful development and market acceptance of our new products and features, our continued success at major accounts, the continued financial strength and stability of our customers, growth in demand for broadband services and our broadband products, and the severity and duration of the downturn in the telecommunications industry. We undertake no obligation to revise or update these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events. Information about potential factors that could affect our financial results is included in our Annual Reports on Form 10-K and 10-K/A and Quarterly Reports on Form 10-Q and 10-Q/A, which have been filed with the Securities and Exchange Commission.

IN 2002, CONDITIONS WITHIN THE TELECOMMUNICATIONS INDUSTRY REMAINED CHALLENGING. BUT UNLIKE MANY EQUIPMENT VENDORS IN OUR SPACE, AFC CONTINUED TO BE PROFITABLE AND EVEN DEMONSTRATED GROWTH IN MARKET SHARE AND SALES.

DURING THIS TURBULENT TIME WE EXPANDED OUR PRODUCT PORTFOLIO TO BETTER MEET THE GROWING NEEDS OF OUR VALUED CUSTOMERS, IN AN EFFORT TO ENSURE LONG-TERM GROWTH FOR THE COMPANY.

TO BETTER UNDERSTAND HOW WE HAVE SUCCEEDED IN SPITE OF THE MANY CHALLENGES FACING OUR INDUSTRY, LET'S BEGIN BY LOOKING AT OUR CORE BUSINESS AND HOW WE ARE POSITIONING THE COMPANY TO BENEFIT WHEN NORMALIZED SPENDING RETURNS.

DIGITAL LOOP CARRIERS: AN ESTABLISHED MARKET

Since the early 1970s, telephone companies have deployed digital loop carriers (DLCs) as one of the primary vehicles to extend plain old telephone service (POTS) through the access network – the portion of the Public Switched Telephone Network that connects homes and businesses to the telephone company's central offices (COs). Before DLCs, twisted copper-wire pairs directly connected each subscriber to their carrier's CO. Interference from other wiring as well as environmental conditions, however, caused these voice and other narrowband services to degrade in quality typically around two miles from the originating CO. DLCs extend the reach of connections to remotely-located subscribers and improve overall service quality. Over the past three decades, DLCs have evolved to NGDLCs capable of simultaneously providing POTS and advanced broadband services, such as DSL.

Our industry's widely publicized CapEx (capital expenditure) reductions have been less severe in the access network than in the core of the network, which underwent a massive build-out in the late 1990s. Because the pace and complexity of upgrading access networks are more challenging than the core, they were not overbuilt in the spending boom we saw a few years ago. Consequently, we believe that there is more investment required for broadband connectivity in the access network.

Network modernization accounts for the majority of principal NGDLC spending. Every year a percentage of the total installed base is routinely replaced or upgraded on a pre-determined schedule. In 2002, more than 1.5 million new homes were built in the U.S., further contributing to NGDLC sales. The vast majority of these new homes are now being served by NGDLCs, the most economical and scalable vehicles to deliver POTS, narrowband and broadband services to growing suburban and rural subscriber areas. The final factor prompting spending by carriers (i.e., telecommunication companies selling access to end users) is the lack of broadband capability in the majority of the current DLC installed base.





ACCESSMAX™: A WINNING PLATFORM

DLCs are a universally recognized network element in the U.S., having been deployed in the access network for more than 30 years. AFC has been selling its AccessMAX solutions into this long-established market for nearly ten years. Carriers buy our solutions for a number of uses, including the addition of POTS lines while augmenting their networks to deliver advanced broadband services.

AFC's primary product platform, AccessMAX, is an NGDLC that sits in remote outside plant cabinets in the access network. AccessMAX's innovative architecture simultaneously supports the "triple play" of POTS, high-speed Internet and video services over a single network infrastructure. Today, more and more service providers, particularly our valued IOC (independent operating company) customers, are offering triple play services which helps drive down costs for the service providers and their subscribers.

As stated earlier, our business in 2002 remained profitable and sales grew despite severe CapEx reductions by service providers. One key to our success is our customer base of approximately 800 carriers, ranging from the smallest IOCs to the largest regional Bell operating companies (RBOCs). We made great strides against the competition, increasing our market share from 16% in 2001 to 25% in 2002, according to a January 2003 quarterly equity research report by Lehman Brothers.

Even though AFC has been shipping a broadband-ready DLC since 1997, there remains a sizeable embedded base of obsolete DLCs restricted to delivering only voice and other narrowband services. To enable broadband services or, more importantly, to deliver the triple play, carriers must either replace or upgrade these incumbent DLCs with broadband-ready NGDLCs. In 2003, a major initiative for AFC is to help our customers to revitalize their networks with our AccessMAX solutions.



TRIGGERS FOR RENEWED GROWTH

We believe there are three triggers influencing the pace of change in the access network: services, regulation and technology. The ongoing demand for broadband connections shows that customer interest in broadband services remains strong. It seems likely that any significant changes in broadband regulation could trigger growth in the access market by encouraging carriers to invest in upgrading neighborhood networks with new equipment that delivers broadband services.

AFC has been developing newer technologies that make broadband rollout economical for a higher percentage of the population. In 2000, for example, AFC released its first broadband line card with two full-rate DSL circuits. A year later, we released a four-circuit card. And in 2002, we announced our six-circuit card. Innovative evolution such as this helps drive down deployment costs and fends off competing vendors. Over time we believe these three triggers and their combined forces may stimulate an increase in investment in the access network.

POSITIONING AFC FOR THE FUTURE

While we were pleased with our execution in 2002, it's essential we position the Company so we are poised to grow when the industry rebounds. To achieve this, we are expanding into new adjacent markets with higher growth opportunities. Our strategic plan has three critical areas of focus:

- Packet aggregation, routing, switching and management in the CO
- Enhanced fiber access and transport
- Enhanced network management and professional services

Much of the future opportunities in the telecommunications industry are fueled by the promise of broadband service rollout. We believe our plan is in concert with this movement. We have identified two trends highlighting this broadband rollout: The transition from circuit-based networks to packet-based networks, and the upgrade of the network infrastructure from primarily a copper plant to a predominately fiber plant. We refer to these trends as *packetization* and *fiberization*, respectively.

The impacts of these trends have already been realized throughout most of the network core. But the conversion of the edge of the network – the connection between the service provider's CO and its subscribers – still requires carriers to make significant investments. It is the cost-effective packetization and fiberization at the edge of the network that will enable carriers and subscribers to benefit from the deployment of broadband services.

Addressing these trends while adhering to our strategic vision, we brought to market three products that address our customers' needs of:

- Lowering capital and operating expenses
- Offering the triple play of bundled voice, high-speed Internet and video services
- Enhancing competitiveness over cable companies and other multiservice operators
- Providing turnkey solutions, EF&I (engineering, furnish and install) services, and project and network management by our ATLAS™ Professional Services group

Telliant™ is our new carrier-class, multiservice CO switching platform that delivers unprecedented capacity and density for the evolving broadband access network. Telliant is ideally suited for a higher concentration of DSL subscribers and bandwidth-rich applications such as IP video, BRAS and other functions that require IP intelligence.

In addition to video distribution via OC-12 (622 Mbps) or Gigabit Ethernet (1 Gbps), Telliant supports direct video service drops via DSL. This allows Telliant to replace several traditional network components, including routers, switches and DSLAMs, with a single multifunction system. This multifunctionality, combined with ATM switching capacity, uniquely positions Telliant to address today's CO practices and evolve to support the advanced requirements of tomorrow – all while reducing costs and simplifying network complexity.

TransMAX,™ our new optical add-drop multiplexer, is AFC's entry into the optical marketplace. It uses the latest CWDM technology to relieve fiber-optic bottlenecks in local access networks. TransMAX solves today's network problems by providing the most economical way of scaling existing SONET/SDH infrastructure to support additional services. As carriers experience demand for additional services, TransMAX leverages their existing infrastructure for accommodating new revenue-generating services without requiring a disruptive upgrade. TransMAX requires the smallest footprint in the industry and can be deployed in the outside plant environment, thus enabling service offerings to far-reaching customers at a minimum initial investment.

AccessMAX System 9 builds upon the native ATM architecture introduced in System 8 last year, delivering more bandwidth for more revenue-generating services. AccessMAX System 9 brings AFC's triple play solution to market, positioning the Company as a complete, end-to-end, access solutions provider.

We believe our standards-based triple play solutions will enable us to increase market share. And while regulatory, CapEx and OpEx constraints continue to hamstring the larger carriers' ability to deploy advanced broadband services in the near term, our IOC customers are deploying bundled services today, motivated by competitive offerings, value-added services and additional revenue streams. In the long term, it's paramount that AFC is successful in delivering broadband-ready equipment today, because a large installed base of AccessMAX, Telliant and TransMAX leads to deployment of future applications, such as Fiber-to-the-Home, tomorrow.

At AFC, we are not only executing in this challenging environment, but also ensuring that our products are well positioned to reap the benefits of a true broadband rollout when normalized spending returns to our industry.

FINANCIAL INFORMATION

TABLE OF CONTENTS

FIVE-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

	Years Ended December 31,				
(in thousands, except per share data)	**2002[1]**	2001[2]	2000[3]	1999[4,5]	1998[5]
CONSOLIDATED STATEMENTS OF INCOME DATA:					
Revenues	**$ 344,063**	$ 327,569	$ 416,850	$ 296,611	$ 316,409
Cost of revenues	**179,957**	215,956	215,303	157,911	171,843
Gross profit	**164,106**	111,613	201,547	138,700	144,566
Operating expenses:					
Research and development	**61,658**	64,169	58,828	48,343	41,687
Sales and marketing	**47,625**	49,385	47,463	34,425	35,992
General and administrative	**26,370**	37,323	29,172	33,947	30,437
Securities litigation costs	**4,443**	—	—	—	—
Amortization of acquired intangibles	**3,275**	—	—	—	—
In-process research and development	**12,423**	—	—	—	—
Total operating expenses	**155,794**	150,877	135,463	116,715	108,116
Operating income (loss)	**8,312**	(39,264)	66,084	21,985	36,450
Other income, net	**38,503**	306,238	51,444	385,444	4,051
Income before income taxes	**46,815**	266,974	117,528	407,429	40,501
Income taxes	**14,981**	101,450	39,960	158,359	14,648
Net income	**$ 31,834**	$ 165,524	$ 77,568	$ 249,070	$ 25,853
Basic net income per share	**$ 0.38**	$ 2.03	$ 0.97	$ 3.20	$ 0.34
Shares used in basic per share computations	**83,380**	81,381	80,201	77,723	75,273
Diluted net income per share	**$ 0.37**	$ 1.98	$ 0.91	$ 3.05	$ 0.32
Shares used in diluted per share computations	**85,292**	83,638	84,800	81,657	79,825

	As of December 31,				
	2002	2001	2000	1999	1998
CONSOLIDATED BALANCE SHEETS DATA:					
Cash, cash equivalents, and marketable securities	**$ 996,624**	$ 955,742	$ 875,153	$ 732,122	$ 110,866
Working capital	**784,790**	774,297	744,723	583,357	208,604
Total assets	**1,233,650**	1,147,410	1,135,175	900,787	309,114
Stockholders' equity	**918,789**	838,605	819,665	645,064	267,839
Book value per share	**10.89**	10.21	10.15	8.16	3.52
Number of employees	**857**	843	959	722	815

[1] 2002 included facility lease impairment charges, amortization of acquired intangibles, write-off of in-process research and development costs, litigation settlement costs, unrealized gains on our Cisco Systems, Inc. (Cisco) securities investment and accrued distribution payment from Marconi Communications, Inc. (Marconi). See Management's Discussion and Analysis for additional information.

[2] 2001 included an unrealized gain on our Cisco securities investment from our application of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and related net gains on our Cisco holdings during the year. 2001 also included charges to excess and obsolete inventory, purchase commitments, provision for doubtful accounts, cost of revenues, facility lease impairment charges, fixed asset write-downs, severance costs, foreign sales office closures and investment impairment charges. Income was also recognized for a distribution payment from Marconi. See Management's Discussion and Analysis for additional information.

[3] 2000 included $42.9 million from Marconi as settlement of outstanding litigation and a subsequent distribution payment and GVN Technologies, Inc. (GVN) acquisition related costs. See Management's Discussion and Analysis for additional information.

[4] 1999 included a $379.3 million gain recognized upon conversion of an investment into Cisco common stock. See Management's Discussion and Analysis for additional information.

[5] Amounts have been restated to reflect the acquisition of GVN in May 2000 accounted for as a pooling of interests; number of employees has not been restated.

AFC's long-term debt is not significant. No cash dividends per share were paid for any of the five years presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements." In some cases, you can identify forward-looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," "believe," "estimate," "predict," "potential," or the negative of these terms and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks and uncertainties in greater detail in Part I, Item 1 of our Annual Report on Form 10-K under the heading "Risk Factors That Might Affect Future Operating Results and Financial Condition" as filed with the Securities and Exchange Commission (SEC). These risks and uncertainties may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the operations, performance, development and results of our business. You should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions as of the date of this report. We are under no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

The following discussion should be read in conjunction with the financial statements and notes included elsewhere in this report. Copies of this and our other Annual Reports on Form 10-K and 10-K/A, Quarterly Reports on Form 10-Q and 10-Q/A and Current Reports on Form 8-K are accessible, free of charge, at our Internet website *http://www.afc.com*. Information on our website is not part of this report. Copies of these reports are also available without charge by contacting the Investor Relations Department, c/o Advanced Fibre Communications, Inc., P.O. Box 751239, Petaluma, California 94975-1239.

Certifications with respect to our Annual Report on Form 10-K by our Chief Executive Officer and Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002, have been submitted to the SEC as additional correspondence accompanying that report.

OVERVIEW

We develop, manufacture and support a family of telecommunications access products and services. Our products and services enable the connection between the central office (CO) switches of telecommunication service providers and their end users for voice and high-speed Internet, data and video communications. Our primary product platform, AccessMAX™, is a next-generation digital loop carrier (NGDLC) that supports the "triple play" of plain old telephone services (POTS), high-speed Internet and video services over a single network infrastructure. We introduced three new product offerings during 2002: Telliant™, TransMAX™ 1500 and AccessMAX System 9.

Telliant is our new carrier-class multiservice CO switching platform that delivers unprecedented capacity and density for the evolving broadband access network. Telliant is suited for a higher concentration of digital subscriber lines (DSL) and bandwidth-rich applications such as Internet protocol (IP) video, broadband remote access server (BRAS) and other functions that require IP intelligence. We obtained this product through our acquisition of AccessLan Communications, Inc. (AccessLan) in May 2002.

TransMAX 1500 uses the latest coarse wavelength division multiplexing (CWDM) technology to relieve fiber-optic bottlenecks in local access networks. It solves today's network problems by providing an economical way of scaling existing synchronous optical network/synchronous digital hierarchy (SONET/SDH) infrastructure to support additional services.

AccessMAX System 9 builds upon the native asynchronous transfer mode (ATM) architecture introduced in System 8 last year, delivering more bandwidth for more revenue-generating services. AccessMAX System 9 brings our triple play solution to market, positioning us as a complete, end-to-end, access solutions provider.

We market our entire product family through our direct sales force and indirectly through distributors and sales representatives. We sell our products primarily to service providers who install our equipment as part of their access networks. Our customers generally include independent operating companies (IOCs), large incumbent local exchange carriers (ILECs) and international carriers.

Our customers normally install a portion of our systems in outdoor locations, and shipments are subject to the effects of seasonality with fewer installation projects scheduled for the winter months. Historically, we have also experienced weaker demand for our products during the beginning of the year as compared with the shipment levels in the preceding fourth quarter. As a result, we believe that over time, revenues for the quarter ended March 31 will be lower than revenues in the preceding quarter ended December 31.

Our results of operations have been adversely affected by the downturn in the telecommunications industry and worldwide economies over the last two years. Although the current economic environment is challenging, we believe we have positioned our business for the long term. On an on-going basis, we attempt to balance our operating expenses with lower overall revenue levels associated with the economic downturn. We focus on cost controls while we continue to invest in research and development activities that will keep us in a strong position to take advantage of sales opportunities when economic conditions improve and demand recovers.

We believe current economic conditions may continue to cause our customers and potential customers to defer and reduce capital spending. During the several years prior to 2002, a substantial number of service providers invested heavily in network infrastructures and accelerated growth in the telecommunications equipment market. Beginning in 2001, many service providers encountered sharp declines in the amount of available capital funding and many of these service providers' businesses subsequently failed. These failures have resulted in a substantial decline in the demand for telecommunications equipment, including our products. Bankruptcies of some service providers resulted in sales of their assets, some of which may have included our products, to third party bidders at prices below original cost. In addition, competition among bidders for these assets has resulted in delays in the restructuring of the failed service providers. This may delay the telecommunications industry recovery in the near term and continue to affect growth in our customers' capital spending. We believe the current regulatory environment is also causing delays in some of our customers' investments in broadband services. We believe some of our larger customers are delaying deployment of DSL service until regulatory issues stemming from the 1996 Telecommunications Act are clarified. Although in February 2003 the Federal Communications Commission (FCC) adopted new rules concerning incumbent local exchange carriers' obligations for elements of their network, we believe that there is still uncertainty as to the impact of these rules.

We acquired approximately 10.6 million shares of stock of Cisco Systems, Inc. (Cisco) as a result of our investment in privately-held Cerent Corporation (Cerent), which was merged with Cisco in 1999. In February 2000, we entered into a hedge contract, economically equivalent to a costless collar arrangement, to reduce our risk with respect to this position. In February 2003, our hedge contract with respect to the 10.1 million Cisco shares we own matured, and we received cash proceeds of $656.2 million. A second hedge contract covering approximately 0.5 million Cisco shares matures in May 2003. We expect to receive total cash proceeds of approximately $690 million for settlement of the hedge contracts in February and May 2003. We delivered newly borrowed Cisco shares in settlement of the hedge contract that matured in February 2003. We plan to do the same with respect to the hedge contract that matures in May 2003. By using borrowed shares rather than the existing Cisco shares we own, we believe that under current tax law we are presently obligated to pay taxes only on the excess of the fair market value of Cisco stock on the date of the settlement over our tax basis in the stock. We believe that the payment of taxes on the gain attributable to the hedge contract will be deferred until we settle the new Cisco stock loans. We intend to maintain these share loans for an extended period, although there is no assurance that we will be able to do so.

Our position with respect to deferral of the tax on the gain related to the hedge contracts may be challenged by the tax authorities. Accordingly, in 2003 we will pay an estimated $265 million in federal and state taxes on the full amount of the gain on both the Cisco stock and the hedge contracts in order to avoid potentially significant interest and penalties should we be unable to sustain our tax position. On our December 31, 2002 consolidated balance sheet, we accounted for the tax liability on the gain from the Cisco stock and hedge contracts based on the value of these financial instruments at that time and the applicable statutory tax rates. We intend to seek a refund of approximately $210 million, which will represent the amount of taxes paid on the portion of the gain that we believe is subject to deferral. There is no assurance as to the timing or amount of any refund, and we will incur modest costs in pursuing this course of action. Final resolution of this matter may take several years. Should we receive the requested refund, the additional cash would be invested for the benefit of stockholders. Because we will have borrowed the same number of Cisco shares as we own, upon completion of the transactions, we will not have any exposure to changes in the per share price for Cisco stock.

During 2002, we completed our acquisition of AccessLan, a developer of carrier-class, multiservice CO switching platform designed for the evolving broadband access networks. The $82.1 million purchase price was allocated to the assets acquired and the liabilities assumed based on fair values as determined by third party appraisers during the fourth quarter of 2002. The purchase price consisted of $43.4 million in cash, assumption of $5.5 million in liabilities, $22.4 million representing the fair value of 1.2 million stock options issued to AccessLan employees and $10.8 million based on our initial investment, net of acquisition costs. In the fourth quarter of 2002, we increased the preliminary allocation for goodwill from $55.5 million at the end of the third quarter of 2002 to $56.1 million at December 31, 2002, offset by adjustments to the valuation of fixed assets and intangible assets acquired from AccessLan. The acquisition was accounted for as a purchase business combination, and accordingly, the results of AccessLan's operations have been included in our consolidated statements of income from the date of the acquisition. Pro forma results of operations have not been presented because the results of AccessLan's operations were not significant relative to the results of AFC's operations. Through the acquisition of AccessLan, we added the Telliant product to the AFC product family.

During 2002, we recorded $4.4 million in charges to operating expenses in connection with the settlement of a consolidated class action and two individual non-class securities litigation cases arising in 1998. The class action securities case was settled on November 18, 2002, wherein the court entered a final judgment and order of dismissal with prejudice of these consolidated securities class actions. The total amount of the settlement was $20 million. In connection with the settlement, we recorded a $2.9 million charge to operating expenses to cover the portion of the settlement that we did not expect to be funded by insurance. The balance of the settlement amount was funded by insurance proceeds. The non-class securities litigation involving two individuals was settled on December 31, 2002. The total amount of the settlement was $1.5 million. We recorded a $1.5 million charge to our fourth quarter 2002 operating expenses because we do not expect the amount to be funded by insurance. Under the terms of both settlements, there was no finding of wrongdoing on the part of any of the defendants or any other finding that the claims alleged have merit. The defendants have denied, and continue to deny, the truth of the allegations in the litigation and all liability, fault or wrongdoing of any kind.

During the fourth quarter of 2002, we recorded a $13.6 million distribution payment due from Marconi Communications, Inc. (Marconi) as non-operating income.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities, and related disclosure of contingent assets and liabilities. As the complexity and subjectivity of estimates and judgments increase, the inherent level of precision in the financial statements can decrease. Applying GAAP requires our judgment in determining the relative appropriateness of acceptable accounting principles and methods of application in diverse and complex economic activities. We evaluate our estimates and judgments on an on-going basis, including those related to our product warranty, product returns, excess and obsolete inventory, and allowance for doubtful accounts. We base our estimates on historical experience and other assumptions we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities, which may not be readily apparent from other sources.

We believe the application of our accounting policies accurately reflects our financial condition and results of operations in the consolidated financial statements and provides comparability between periods. We believe our accounting policies are reasonable and appropriate for our business. The following critical accounting policies require us to make significant estimates and judgments in connection with the preparation of our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Some business transactions are subject to uncertainty and are recorded using estimates and our best judgment at any given time, within the parameters of GAAP. An explanation of the sensitivity of financial statements to the methods, assumptions and estimates underlying their preparation and the interplay of specific uncertainties with accounting measurements follows.

Revenue Recognition, Allowances and Product Warranty In compliance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements,* and Statement of Financial Accounting Standards (SFAS) No. 48, *Revenue Recognition When Right of Return Exists,* we recognize revenue when the earnings process is complete. The earnings process is considered complete when persuasive evidence of an arrangement between a customer and AFC exists, when delivery and acceptance has occurred or services have been rendered, when pricing is fixed or determinable, when any right of return lapses or is reasonably estimable, and when collectibility is reasonably assured. We follow these same revenue recognition standards for sales made to our authorized distributors and sales representatives, including consignment sale arrangements. Statements of Position (SOP) 97-2, *Software Revenue Recognition,* and 98-9, *Modification of SOP 97-2, Software Recognition, With Respect to Certain Transactions,* generally require revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenues allocated to maintenance are recognized ratably over the maintenance term. Revenues from service activities are generally recognized as the services are performed. Allowances for returns are established based on experience. A provision for estimated warranty costs is established at the time of sale and adjusted periodically based on historical trends in warranty claims and expected material and labor costs to provide warranty services. In addition, we evaluate our warranty reserve provision at the end of each quarter to determine its overall reasonableness and adequacy. We consider differing market conditions when recognizing revenues, such as the recent decline in capital spending in our industry and the relative financial condition of our customers. These conditions do not impact the method by which we recognize revenues or the methodology for computing the provision for warranty and allowance for returns.

In November 2002, the Financial Accounting Standards Board (FASB) reached a consensus on Emerging Issues Task Force (EITF) Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* In general, this issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if so, how to divide the arrangement into separate units of accounting consistent with the identified earnings processes for revenue recognition purposes. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF Issue No. 00-21 is applicable to arrangements entered into after June 15, 2003. We are currently determining what effect, if any, the provisions of EITF Issue No. 00-21 will have on our operating results or financial position.

Research and Development and Software Development Costs We follow SFAS No. 2, *Accounting For Research and Development Costs,* and expense all research and development costs as incurred. We also follow SFAS No. 86, *Accounting For the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Significant costs incurred for the development of computer software and enhancements to existing software products that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in technologies. Costs that are capitalized include direct labor and related overhead. The unamortized balance of capitalized software development cost at the end of 2002 and 2001 was zero and $1.9 million, respectively. Amortization of capitalized software development costs begins when the product is available for general release. Amortization is based on the straight-line method. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately. Software development costs amortized during 2002, 2001 and 2000, were $1.9 million, $2.2 million and $0.8 million, respectively. Under different circumstances, we believe there would be no change in the methodology we use to expense research and development costs and, accordingly, there would be no change to our results of operations, financial position or changes in cash flows. If we changed the estimates used in the assessment of recoverability for computer software-related capitalized costs, such as the anticipated future revenues or changes in technologies, these changes could result in a lower net realizable value. This in turn would increase our reported operating expenses and lower our net income, but it would not have any effect on our cash flows.

Allowance for Doubtful Accounts We have an allowance for doubtful accounts for estimated losses resulting from the inability of customers to pay their amounts owed to us. We base our allowance on periodic assessment of our customers' liquidity and financial condition through credit rating agencies, financial statement review and historical collection trends. Additional allowances may be required if the liquidity or financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments. We consider differing market conditions when recording our allowance, such as the recent downturn in the telecommunications industry and worldwide economies and the relative financial condition of our customers. These conditions do not impact the methodology we use to compute our allowance. Write-offs against the allowances generally occur after we assess the particular customer's liquidity and financial condition and conclude that collection in the future is highly unlikely.

Inventories and Reserve for Excess and Obsolete Inventories Inventories include material, labor and overhead and are valued at the lower of cost (first-in, first-out basis) or market. A reserve for excess and obsolete product and an accrual for purchase commitments have been established. The reserve and accrual balances are assessed continuously and adjusted on a quarterly basis. Under different market conditions, such as an environment of decreasing vendor and material costs, we could change our methodology to last-in, first-out basis. This would result in short-term effects such as lower costs of revenues, higher gross profit margin and higher net income. However, this alternative methodology could lead to higher reserves for excess and obsolete product as the potential for higher-priced inventory on hand increases. It could also result in additional short-term effects such as higher cost of revenues, lower gross profit margin and lower net income.

Equity-Based Compensation Plans We follow Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and we account for equity-based compensation plans with employees and non-employees on the board of directors using the intrinsic value method. If compensation cost for our stock-based compensation plans had been determined in accordance with the fair value approach set forth in SFAS No. 123, *Accounting for Stock-Based Compensation*, pro forma net income (loss) would have been ($29.0) million, $106.2 million and $31.4 million in 2002, 2001 and 2000, respectively. This compares with net income, as reported, of $31.8 million, $165.5 million and $77.6 million in 2002, 2001 and 2000, respectively. Pro forma earnings (loss) per share, on a diluted basis, would have been ($0.34), $1.27 and $0.37 in 2002, 2001 and 2000, respectively. This compares with earnings per share, as reported on a diluted basis, of $0.37, $1.98 and $0.91, respectively. See Note 1 of the "Notes to Consolidated Financial Statements" for further discussion of our equity-based compensation plans.

We provide additional clarification and analysis about non-financial information in Part I, Item 1 of our Annual Report on Form 10-K under the heading "Risk Factors That Might Affect Future Operating Results and Financial Condition".

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of income:

	Years Ended December 31,		
	2002	2001	2000
Revenues	**100%**	100%	100%
Cost of revenues	**52**	66	52
Gross profit	**48**	34	48
Operating expenses:			
Research and development	**18**	20	14
Sales and marketing	**14**	15	11
General and administrative	**8**	11	7
Securities litigation costs	**1**	—	—
Amortization of acquired intangibles	**1**	—	—
In-process research and development	**4**	—	—
Total operating expenses	**46**	46	32
Operating income (loss)	**2**	(12)	16
Other income, net	**11**	93	12
Income before income taxes	**13**	82	28
Income taxes	**4**	31	10
Net income	**9%**	51%	19%

2002 COMPARED WITH 2001

Revenues Comparing 2002 to 2001, total revenues, including service revenues and royalties, increased by 5% to $344.1 million. U.S. revenues increased 5% to $295.0 million, and represented 86% of total revenues in both 2002 and 2001. The increase in U.S. revenues was primarily due to increases in sales to Alltel Supply Corporation (Alltel), North Supply Company, a subsidiary of Sprint (Sprint), and Verizon Communications, Inc. (Verizon), partially offset by a reduction in sales to IOCs and competitive local exchange carriers (CLECs). International revenues increased 8% to $49.0 million, and represented 14% of total revenues in years 2002 and 2001. The increase in international revenues mainly resulted from an increase in sales in Canada, the Caribbean and Latin America, partially offset by decreased sales in Europe. From a product perspective, the increase in worldwide revenues was primarily due to an increase in AccessMAX sales to our larger customers.

For 2002, Alltel, Sprint and Verizon each accounted for 10% or more of total revenues. In 2001, only Sprint accounted for 10% or more of total revenues. No other customer accounted for 10% or more of total revenues in either period. Although our largest customers have varied over time, we anticipate that our results of operations in future periods will depend largely upon sales to a small number of large accounts. Our five largest customers accounted for 56% and 44% of total revenues in 2002 and 2001, respectively. A number of these customers have signed multiyear agreements with us that provide potential revenue streams for 2003 and beyond. Our customers, however, are permitted to cancel or reduce the size of their commitments upon notice. There can be no assurance that ongoing sales to these customers will continue, or continue at increasing volumes.

Gross Profit Comparing 2002 to 2001, gross profit increased 47% to $164.1 million. As a percentage of total revenues, gross profit increased from 34% in 2001 to 48% in 2002. Gross profit in 2002 did not include a similar level of charges as 2001, which included $13.4 million for inventory purchase commitments and $18.9 million for excess and obsolete inventory. Also contributing to the increase was our continued focus on product cost reductions, which included among other things, identifying and procuring material from certain financially distressed companies at significantly reduced amounts. Another reason for the gross profit increase included, to a lesser degree, higher margin product mix, which was partially offset by a lower margin customer mix.

Our gross profits are affected by a number of factors including, but not limited to, customer mix, volume discounts, product mix, excess customized inventory, obsolete inventory, long-term purchase agreements with contract manufacturers, cost reduction programs, and the volume of third party distributor sales. Because various customer groups order different product mixes and have different volume pricing discounts, gross profit will vary as a result of changes in the mix of customer orders. Individual products have different profit margins and the mix of products sold has an impact on the margins generated by those sales. The size of discounts given to a customer may vary depending on the size of annual sales to the customer. Our ability to successfully implement cost reduction programs affects fixed and variable costs that impact profit margins. In a rapidly changing industry, introduction of new products embodying new technologies may result in existing inventory becoming obsolete. This requires such obsolete inventory to be expensed. Customers have the ability to cancel purchase orders, which may result in excess customized inventory that we may be unable to rework and sell cost effectively. Also, gross profit margins have been lower in some cases for products sold through our third party and indirect distribution channels.

Research and Development Comparing 2002 to 2001, research and development expense decreased by 4% to $61.7 million. This expense represented 18% of total revenues in 2002 compared with 20% in 2001.

Our research and development expense decreased primarily from lower fixed asset write-offs, hiring and relocation costs, development costs, use of outside services, and depreciation costs. These decreases were partially offset by increased compensation, lease impairment and software development costs. In 2001, we performed a methodical identification and disposal of obsolete research and development-related fixed assets and we wrote-off asset and leasehold improvements associated with exiting our Largo, Florida facility. This enabled us to minimize the amount of fixed asset disposals in 2002. The resulting effect of reducing our fixed asset base also caused a decline in our 2002 depreciation expense.

During 2002, we continued our cost containment efforts. We reduced hirings and curtailed relocation costs primarily through limiting our hirings to within our local area. In addition, our release of AccessMAX System 9 required less circuit board development than System 8, thus contributing significantly to our ability to reduce our direct material, engineering and testing costs in 2002. Our outside services costs were lower in 2002 due to a one-time reimbursement of Telcordia testing fees by a single customer. Partially offsetting these decreases in research and development expenses was an increase in compensation expense, caused by the addition of AccessLan's research and development personnel during the year. Further offsets to the decreases in research and development expenses were $0.9 million in facility lease impairment charges related to the consolidation of our Miramar, Florida and Buffalo Grove, Illinois research and development offices and an increase in software development costs that were expensed in 2002.

We believe rapidly evolving technology and competition in our industry necessitates the continued commitment of our resources to research and development to remain competitive. We plan to continue to support the development of new products and features, while seeking to carefully manage the rate of increase in associated costs through expense controls.

Sales and Marketing Comparing 2002 to 2001, sales and marketing expense decreased 4% to $47.6 million. This expense represented 14% of total revenues in 2002 compared with 15% in 2001.

We experienced a decrease in sales and marketing expense in 2002, primarily from lower levels of demonstration and trade show material write-offs, depreciation and continued cost containment efforts driving reductions in travel and entertainment, employee recruitment and outside services usage. These decreases were partially offset by increases in performance-based compensation and higher trade show costs. Our methodical identification and disposal of obsolete trade show materials, demonstration equipment and demonstration inventory in 2001 enabled us to minimize the need for a similar write-off in 2002, thus decreasing our 2002 sales and marketing direct material write-offs. These write-offs, along with an increasing number of assets becoming fully depreciated, caused a decline in our 2002 depreciation expense. We continued our cost containment efforts in 2002 by reducing our travel and entertainment, employee recruitment and outside services costs. These decreases were partially offset by payment of performance-based compensation awards in all four quarters of 2002. In contrast, we made no performance-based compensation awards in 2001. Additional offsets included higher total commissions due to higher revenue levels than the previous year and higher commission rates for certain products. These decreases were also offset by an increase in trade show costs caused by the introduction of three new products (Telliant, TransMAX 1500 and AccessMAX System 9) and the expansion of our trade show presence.

We believe we have aligned sales and marketing expense with current results of operations. We plan to monitor and align future sales and marketing expenses with future operating results.

General and Administrative Comparing 2002 to 2001, general and administrative expense decreased by 29% to $26.4 million. This expense represented 8% of total revenues in 2002 compared to 11% in 2001.

The decrease in general and administrative expense from 2001 to 2002 was primarily the result of a decline in our provision for doubtful accounts, depreciation and loss on fixed asset disposals. It was partially offset by an increase in performance-based compensation awards. Unlike 2001, when we recorded a significant provision for doubtful accounts related to one financially troubled customer, doubtful accounts during 2002 were more in line with historical trends. Our methodical identification and disposal of obsolete general and administrative-related fixed assets in 2001 enabled us to minimize the need for a similar write-off in 2002, thus decreasing our 2002 loss on fixed asset disposals and depreciation expense. These decreases were partially offset by making performance-based compensation awards in each quarter of 2002. In contrast, we did not meet our internal financial targets in 2001 and therefore we did not have any performance-based compensation awards in 2001.

We believe we have aligned general and administrative expense with current results of operations. We plan to monitor and align future general and administrative expense with future operating results.

Securities Litigation Costs During 2002, we recorded charges of $4.4 million to operating expenses in connection with the settlement of a consolidated class action and two individual non-class securities litigation cases arising in 1998. The charges represent the portion of the settlement that we currently do not expect to be funded by insurance.

Amortization of Acquired Intangibles In connection with the acquisition of AccessLan, we expensed $2.7 million in deferred compensation and $0.6 million in non-compete agreements in 2002. These intangibles, which have finite lives, will be expensed over approximately three years. The $56.1 million allocated to goodwill, which includes acquired workforce intangible assets, will not be amortized, but will be reviewed annually for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* A goodwill impairment test was completed in the third quarter of 2002 and resulted in a determination of non-impairment at that time.

In-process Research and Development Related to our acquisition of AccessLan in 2002, we recognized a one-time $12.4 million write-off for technology that had not reached technological feasibility, had no alternative future use and for which successful development was uncertain. Subsequent to the acquisition, there have been no significant developments related to the current status of any of the in-process research and development projects that would result in material changes to the assumptions.

An independent appraiser performed a valuation of the acquired intangible assets from AccessLan using an income approach model. The income approach model explicitly recognizes that the current value of an asset is premised upon the expected receipt of future economic benefits such as future earnings and cash flows. Indications of value are developed by discounting these future benefits to their present value, using a discount rate that reflects both the current return requirements of the market and the risks inherent in the specific investment. This approach is appropriate where an identifiable stream of income can be attributed to the particular asset being valued, as is the case with certain intangible assets. We provided the independent appraiser with an earnings forecast of our future earnings and cash flows. The forecasted cash flows were then tax effected at a rate of 35%. This computed amount was then discounted to its present value using a 21.75% discount rate.

Telliant 2.X is the technology acquired from AccessLan that was under development at the time of acquisition. Telliant 2.X technology is planned to be released in two phases, Phase 1 and Phase 2. Phase 1 of Telliant 2.X is comprised of a set of hardware and software features that provides integrated ATM, switching, IP routing and subscriber management services for enhanced scalability of broadband networks. At the time of acquisition, Phase 1 was estimated to be 80% complete. We estimate that Phase 1 was 95% complete as of December 31, 2002 and was completed in February 2003. Phase 2 introduces a set of hardware and software features that allow service providers to offer new broadcast video services over DSL to their residential customers. At the time of acquisition, Phase 2 was estimated to be 33% complete. We estimate that Phase 2 was 67% complete as of December 31, 2002 and is scheduled for completion by May 2003. Our completion percentage estimates were based upon comparing actual costs incurred to the total project cost estimate as of the measurement date.

There can be no assurances that we will be able to complete the development of these products on a timely basis. Failure to complete these products could have an adverse impact on our financial condition or results of operations.

Other Income, Net Comparing 2002 to 2001, other income decreased by 87% to $38.5 million. This decline is primarily attributable to our implementation of SFAS No. 133 in 2001, resulting in the reclassification of our Cisco securities from available-for-sale to trading securities. This resulted in the recognition of $285.7 million in unrealized gains on our Cisco investment and related hedge contracts in 2001. In contrast, we recognized $18.4 million in Cisco related gains in 2002. Other expense in 2001 included a $2.3 million impairment of an investment in a privately-held company. During 2002, our annual impairment test of this investment did not reveal any further impairment. Included in other income in both years were $13.6 million distribution payments due from Marconi in 2002 and 2001. Payments were received from Marconi in January 2003 and January 2002. These amounts originated from settlement of outstanding litigation with Marconi. The settlement called for Marconi to meet specified distribution revenue goals in 2002 and 2001, which they failed to meet in both years. Marconi was therefore obligated to make distribution payments of $13.6 million for 2002 and 2001.

Income Taxes In 2002 and 2001, we recorded income taxes at an effective tax rate of 32% and 38%, respectively. The higher rate in 2001 was due to the effect of recognizing an investment gain related to our implementation of SFAS No. 133.

2001 COMPARED WITH 2000

Revenues In 2001, revenues, including service revenues and royalties, decreased by 21% from 2000 to $327.6 million. U.S. sales declined 24% to $282.0 million in 2001 and represented 86% of total revenues compared with 89% in 2000. The decline in U.S. revenues in both amount and as a percentage of total revenues reflected the significant decline in sales to Tellabs Inc. (Tellabs), Winstar Communications, Inc. (Winstar) and other CLECs in 2001. International revenues declined 5% to $45.6 million in 2001 and represented 14% of total revenues compared with 11% in 2000. The decline in international revenues was mainly a result of reduced sales into South Africa, partially offset by overall increased sales into Latin America and Canada. The higher ratio of international to total revenues in 2001 was largely a function of the decline in sales to U.S. customers from 2000 to 2001.

For the year 2001, sales to Sprint accounted for 10% or more of total revenues. In 2000, Sprint and Winstar each accounted for 10% or more of total revenues. No other customer accounted for 10% or more of total revenues in either period. Our five largest customers accounted for 44% of total revenues in 2001 and 49% in 2000. A number of these customers signed multiyear agreements with us that provided potential revenue streams for 2002 and beyond. However, these contracts permit customers to cancel or reduce the size of their commitments upon notice.

Gross Profit In 2001, gross profit decreased by 45% to $111.6 million. Gross profit represented 34% of total revenues in 2001 compared with 48% in 2000.

During 2001, we recorded $18.9 million in charges to cost of revenues for excess and obsolete inventory and recognized a $13.4 million accrual against cost of revenues for inventory purchase commitments. We experienced a delay in DSL rollouts and changes in some of our larger customers' DSL build-out plans. This, along with a shift from our first generation DSL products to our second generation DSL products, accounted for a large portion of the excess and obsolete inventory write-down. We had inventory built to CLEC specifications that, upon the rapid decline of our CLEC customers' capital spending, we could not cost-effectively re-work for other customers. Some of the other products in our product family have been superseded by newer generation technology, resulting in obsolete inventory. We refocused our international efforts towards newer generation broadband products, resulting in a write-down of obsolete inventory. Component inventories were built up in accordance with our original business plan, resulting in write-downs for amounts in excess of our revised business plan requirements.

To a lesser extent, gross profit in 2001 declined from 2000 due to negotiated discounts and product mix for some of our larger volume customers. Material purchases were lower in 2001 compared with 2000, while overhead costs remained relatively unchanged, resulting in costs being spread over a lower volume of products. The resulting higher burden rate decreased our gross profits in 2001. Gross profit in 2001 was also impacted by the recognition of $4.3 million in cost of sales for shipments to Winstar and a value-added reseller (VAR) for which $11.9 million in revenues were not recorded. We also recorded a $2.2 million reserve for specific inventories deemed to be unsellable as a result of Winstar's financial distress and our expectation that we would not have further sales to Tellabs for the remainder of 2001. During the fourth quarter of 2001, we completed an inventory of our fixed assets, disposed of obsolete equipment and recorded a $0.3 million loss on the disposals. In addition we also incurred $0.3 million in severance costs related to our October 2001 reduction in force.

Research and Development In 2001, research and development expense increased by 9% to $64.2 million, and represented 20% of total revenues compared with 14% in 2000.

The increase in expenses from 2000 to 2001 was primarily the result of compensation and benefits, fixed asset disposals, a facility lease impairment, depreciation, software costs, and rent and facility costs. Compensation and benefits were higher primarily because the average number of personnel during 2001, particularly during the first half of the year, was greater than during 2000. Compensation also included $3.5 million in severance costs related to our October 2001 reduction in force. As of December 31, 2001, our research and development headcount decreased 9% from 2000 due to consolidation of our Florida offices, the reduction in force, and concerted efforts to make the engineering organization more efficient using existing employee resources and skills. During the fourth quarter of 2001, after completing an inventory of our engineering-related fixed assets, we disposed of obsolete equipment and recorded a loss on the disposals. In the fourth quarter of 2001, we vacated our Largo, Florida facility and entered into a sublease agreement. We recorded an impairment charge for the ongoing shortfall between our remaining lease obligation and the sublease income, and wrote down the related fixed assets and leasehold improvements, totaling $2.7 million. Depreciation expense increased as a result of additional capital purchases to support development and testing of new products and features. These increases reflect our efforts to invest in key product development areas in order to retain our market share and be positioned to take advantage of future market opportunities. During 2000, we achieved technological feasibility of our Panorama™ Network Element Management System software and we capitalized costs associated with it. We completed and released the software during 2001, and accordingly began recording post-release costs to research and development expense. Rent and related facility costs increased for some of our satellite engineering offices. Partially offsetting these increases were savings in outside services, performance-based compensation, direct materials, temporary help, and travel and entertainment. Various engineering projects involving outside services were completed by the end of 2000, and our utilization of outside services decreased in 2001, accordingly. Performance-based compensation was lower as a result of not meeting certain financial targets, primarily because of the general slowdown in our customers' capital spending and the effect that it had on our results of operations in 2001. In 2000, more direct materials were utilized for development and completion of our AccessMAX System 8, and 7.1A and 8.0 cards by the end of 2000. Direct material usage was lower in 2001 as new projects were in different development stages than in 2000 and required lower expenditure levels. In an effort to reduce our operating expenses in 2001, we eliminated virtually all of the temporary help positions that had been filled during 2000. Travel and entertainment expenses were lower due to cost containment efforts in 2001, reflecting our efforts to align our organization with our results of operations.

Sales and Marketing In 2001, sales and marketing expense increased by 4% to $49.4 million, and represented 15% of total revenues compared with 11% in 2000.

The increase in sales and marketing expense from 2000 to 2001 was primarily the result of higher compensation and benefits, fixed asset disposals, distributor commissions and depreciation. As part of our efforts to build support teams for our larger customers, we employed a higher average number of sales and marketing employees during the first half of 2001 as compared with 2000. As the general slowdown in our customers' capital spending and the effect that it had on our results of operations became apparent, we implemented a reduction in force, resulting in an 11% decrease in sales and marketing headcount from December 31, 2000 to December 31, 2001. A higher average number of sales and marketing employees during the first half of 2001 over the levels in 2000 resulted in higher compensation and benefit costs. Included in compensation were severance costs of $0.9 million arising from our October 2001 reduction in force.

During 2001, we reviewed some of our sales and marketing-related trade show, demonstration equipment and demonstration inventory and disposed of idle and obsolete material. We experienced sales growth in certain international countries in which we utilize distributors, causing an increase in distributor commissions. We also incurred higher levels of depreciation as a result of purchasing additional software and technical equipment used by our sales, marketing and customer service departments in supporting sales and marketing efforts and product releases. Cost containment efforts in 2001 reflected our efforts to align our organization with current results of operations. These efforts, along with the effects of the September 11 tragedies, caused a significant reduction in our travel and related expenses. As part of our efforts to balance our organization with our results of operations, we reduced our rate of employee hiring, which lowered hiring and relocation costs. The effect of our customers' reduced capital spending in 2001 negatively impacted our results of operations and accordingly, we did not pay performance-based compensation due to our failure to meet certain financial targets. As a result of economic pressures at the time and our revised business plan, we reduced our participation in trade shows and decreased our advertising.

General and Administrative In 2001, general and administrative expense increased 28% to $37.3 million and represented 11% of total revenues as compared to 7% in 2000.

The increase from 2000 to 2001 was mainly caused by a $9.3 million increase in our provision for doubtful accounts during the first quarter of 2001 for a single VAR. During the last quarter of 2001, we inventoried some of our general and administrative-related fixed assets and disposed of obsolete equipment, recording a $1.1 million loss on the disposals. Depreciation increased in 2001 from 2000 because leasehold improvements associated with buildings we moved into in mid-year 2000 were occupied for the entire year in 2001. Primarily as a result of a general slowdown in our customers' capital spending patterns and the effect that it had on our results of operations in 2001, we did not meet our internal financial targets and did not pay associated performance-based compensation. We made significant donations to education and housing programs in 2000, and although we continued to make donations to various causes in 2001, we adjusted our expenditure levels to reflect our overall reduction in operating expenses. We also reduced the number of general and administrative employees by 13% from December 31, 2000 to December 31, 2001 and incurred severance costs of $0.3 million.

Other Income, Net In 2001, other income was $306.2 million. Our application of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* in 2001 resulted in the recognition of $285.7 million in unrealized gains on our Cisco investment and the related hedge contracts. In 2000, prior to adoption of SFAS No. 133, the unrealized gains and losses on the Cisco investment and related hedge contracts were netted and reflected in the carrying value of the investment, deferred tax liabilities, and accumulated other comprehensive income on our balance sheet. In 2000, we recorded $32.8 million from Marconi as settlement of outstanding litigation, and $10.1 million as a subsequent distribution payment. In 2001, we recognized $13.6 million as a distribution payment due from Marconi, which was subsequently received in January 2002. In the fourth quarter of 2001, we recorded a $2.3 million impairment in our equity investment in a privately-held company as a result of the lowered valuation of the company. Macroeconomic conditions and an industry-wide capital spending slowdown affected the availability of venture capital funding for, and valuations of, development stage companies.

Income Taxes In 2001 and 2000, we recorded income taxes at an effective tax rate of 38% and 34%, respectively. The higher rate in 2001 was due to the effect of recognizing Cisco securities investment gain related to our implementation of SFAS No. 133.

PRO FORMA FAIR VALUE INFORMATION

We apply the intrinsic value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, for our stock-based compensation plans. As of the end of December 2002, the total outstanding options held by our Chief Executive Officer and the other executive officers amounted to 9.3% of the 16.0 million outstanding options held by all employees.

We use the Black-Scholes option-pricing model to derive the theoretical fair value of employee stock option grants. An over-the-counter public market for employee stock options would give a more accurate approximation of the fair value, however, no such market exists. Instead, we use the Black-Scholes model, which along with the binomial model, are the two accepted methods under SFAS No. 123, *Accounting for Stock-Based Compensation*, for use in providing the theoretical fair value provisions disclosure. The binomial model is more difficult to use and produces a similar result to that of the Black-Scholes model. Many in the accounting profession believe the Black-Scholes model cannot objectively measure the theoretical fair value of employee stock options because of the wide-ranging, and therefore often misleading results, caused by the inherent subjectivity of some of the assumptions. For example, the volatility assumption is based on a combination of historical and implied volatilities. The theoretical fair value of options can be raised or lowered based on changing the implied volatility rate. Similarly, the theoretical fair value can be altered based on the expected option lives utilized. Expected option lives are based on a combination of historical employee behavior, modified by subjective judgments regarding future expected employee behavior under different market circumstances. Employee forfeitures are forecasted and subsequently adjusted to actual after the theoretical fair value of the options has been calculated. In situations where the market value falls below the option grant price, the Black-Scholes expense valuation is not adjusted for these options, which no longer have incremental value to the employee. The options continue to be valued and expensed at a price that may never be realized over the expected remaining life. For these reasons, we firmly believe that the pro forma fair value information computed under the Black-Scholes model is potentially misleading and inaccurate. Accordingly, the Black-Scholes model pro forma fair value information should be interpreted solely as an approximation, as opposed to a representation, of what pro forma net income would have been if we had expensed the fair value of options issued to employees. See Note 1 of the "Notes to Consolidated Financial Statements" for further discussion of our equity-based compensation plans.

Summary of Certain Significant Items The following table summarizes several items which had a significant impact on our results of operations during 2002, 2001 and 2000:

	Years Ended December 31,		
	2002	2001	2000
Operating:			
Cost of sales for revenues not recognized	$ —	$ 4,300	$ —
In-process research & development	12,423	—	—
Securities litigation settlement	4,443	—	—
Amortization of acquired intangibles	3,275	—	—
Severance and closure costs for reduction in force	931	4,935	—
Excess and obsolete inventory	—	18,850	—
Purchase commitments	—	13,412	—
Provision for doubtful accounts	—	9,251	—
Loss on fixed asset disposals	—	1,412	—
Acquisition-related costs	—	—	1,062
Non-operating:			
Litigation settlement and distribution payments	(13,600)	(13,600)	(42,886)
Unrealized gain on Cisco investment	(18,352)	(285,729)	—
Investment impairment	—	2,275	—
Total	$(10,880)	$(244,894)	$(41,824)

2002
- $12.4 million for in-process research and development costs related to the AccessLan acquisition.
- $4.4 million in securities litigation settlement costs.
- $3.3 million for amortization of acquired intangibles related to the AccessLan acquisition.
- $0.9 million charge for facility lease impairment charges related to the consolidation of our research and development offices.
- $13.6 million distribution payment from Marconi caused by their inability to meet specified distribution goals.
- $18.4 million in unrealized gain on our Cisco investment.

2001
- $4.3 million charge to cost of revenues related to sales we did not recognize in the first quarter of 2001.
- $4.9 million charge for facility lease impairment, fixed assets write-down, severance costs and foreign sales office closures. These charges related to our reduction in force and realignment of our focus on core customers, markets and products.
- $18.9 million charge for excess and obsolete inventory, consisting of $18.8 million to cost of revenues and $0.1 million to sales and marketing expenses. These charges related to the abrupt decline in customers' spending, customer bankruptcy, changes in DSL rollout and the resulting impact these had on custom inventory and obsolete inventory levels.
- $13.4 million accrual for purchase commitments related to the abrupt decline in customers' capital spending and the impact this had on our forecasted needs and long-term agreements with vendors.
- $9.3 million charge to provision for doubtful accounts related to the abrupt decline in a customer's financial condition.
- $1.4 million charge for loss on disposal of information technology fixed assets resulting from a methodical fixed asset inventory.
- $13.6 million distribution payment from Marconi caused by their inability to meet specified distribution goals.
- $285.7 million in unrealized gains on our Cisco investment.
- $2.3 million charge for impairment on an investment as a result of the investee company's equity round financing and related valuation.

2000
- $1.1 million charge related to the acquisition of GVN Technologies, Inc.
- $32.8 million Marconi litigation settlement gain.
- $10.1 million distribution payment from Marconi caused by their inability to meet specified distribution goals.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and capital resources, our ability to generate adequate amounts of cash to meet our needs as of December 31, 2002 and 2001, consisted of the following (in thousands):

	December 31,	
	2002	2001
Cash and cash equivalents	**$ 94,754**	$ 39,528
Cisco marketable securities and related hedge contracts	**688,840**	670,489
Other marketable securities	**213,030**	245,725
Working capital, excluding cash and cash equivalents, marketable securities and related hedge contracts, and associated deferred tax assets and liabilities	**51,582**	72,941

Cash and cash equivalents were $94.8 million at December 31, 2002 compared with $39.5 million at December 31, 2001. The $55.3 million increase was primarily due to decreases in spending due to our cost containment efforts, movement from longer-term marketable securities to shorter-term cash equivalents, increase in accounts receivable collections, and cash from operations. This was partially offset by cash equivalents transferred to long-term assets as collateral for a U.S. customer contract during the second quarter of 2002.

Cisco marketable securities and related hedge contracts were $688.8 million at December 31, 2002, compared with $670.5 million at December 31, 2001. The $18.3 million increase was the result of gains on the hedge contracts exceeding the loss in share value during the year.

At December 31, 2002, we owned 10.6 million shares of Cisco common stock. We acquired these shares as a result of our investment in privately-held Cerent, which was merged with Cisco on November 1, 1999. In February and May 2000, we entered into two three-year hedge contracts for 10.1 million and 0.5 million shares of Cisco stock, respectively. We pledged all of our Cisco stock to secure our obligations under these contracts. The purpose of these contracts was to minimize the potential adverse market risk on the value of the Cisco shares. These contracts, which are economically equivalent to costless collar arrangements, provided us with the right to receive approximately $65 per share upon delivery of up to 10.1 million Cisco shares in February 2003 and 0.5 million Cisco shares in May 2003. These hedge contracts provided us with a floor value of approximately $690 million for the Cisco shares if held to maturity and also enable us to borrow up to the full present value of the floor value of the hedge contracts. The accumulated unrealized gains on the share value and hedge contract value through December 31, 2002 have been recognized in non-operating income, and the related deferred tax liability is reflected in the December 31, 2002 consolidated balance sheet.

On February 9, 2003, the primary hedge contract on our Cisco marketable securities matured. This hedge contract covered 10.1 million of the 10.6 million Cisco shares we own. The remaining 0.5 million shares are covered by a second hedge contract maturing in May 2003. We borrowed 10.1 million shares of Cisco stock in February 2003 to settle the first hedge contract and received $656.2 million in cash. We retained the Cisco shares we already owned, which are now pledged as security under the new Cisco stock loan. The $656.2 million was invested in available-for-sale municipal and corporate debt and equity securities according to our existing investment policy. The 10.1 million Cisco shares we own will be reflected as a restricted short-term asset at fair market value in our March 31, 2003 consolidated balance sheet. The fair market value of our new Cisco share loan obligation will be reflected as a short-term liability. We expect to incur costs of approximately $1 million annually, net of taxes, to pursue this plan. We will also reclassify approximately $252 million in deferred taxes related to the recognized gain on the Cisco shares and hedge contract to current taxes payable in our March 31, 2003 consolidated balance sheet. We plan to borrow an additional 0.5 million shares to settle the second hedge contract in May 2003.

In 2003, we estimate the total amount of taxes on the gain related to the Cisco shares and the hedge contracts will be $265 million. The total amount of taxes due in 2003 is comprised of an estimated $55 million due on the stock gain and an estimated $210 million due on the gain associated with the hedge contracts. By using borrowed shares to settle the hedge contracts, we believe that payment of the estimated $210 million in taxes on the gain attributable to the hedge contracts could be deferred until we settle our new Cisco stock loans. While we believe that current tax law permits the deferral of payment of taxes on the gain from settlement of the hedge contracts, tax authorities may challenge this position. Accordingly, we will pay an estimated $265 million in federal and state taxes on the full amount of the gain in order to avoid potentially significant interest and penalties should we be unable to sustain our tax position. We will then seek a refund of the $210 million, which will represent the amount of taxes paid on the portion of the gain that we believe is subject to deferral.

Other marketable securities were $213.0 million at December 31, 2002, compared with $245.7 million at December 31, 2001. The $32.7 million decrease arose primarily as the result of liquidating securities to pay $43.4 million to AccessLan shareholders and transferring $20.1 million in marketable securities to long-term assets as collateral for a U.S. customer contract bond. This was partially offset by increases resulting from investing operating cash flows in marketable securities.

At December 31, 2002, $20.1 million in restricted cash equivalents and marketable securities was held as collateral to back a three-year bond posted for a U.S. customer contract. The bond guarantees our performance under the contract and is classified as other assets. We will continue to earn interest on the restricted cash equivalents and marketable securities during the bond period.

Operating activities in 2002 generated net cash of $79.2 million. This was primarily the result of net income, collection of the 2001 Marconi distribution payment receivable and collection of accounts receivables. Investing activities during 2002 used net cash of $40.8 million, primarily as a result of cash paid to acquire AccessLan and the collaterization of a bond for a U.S. customer contract. This was partially offset by a net increase in sales and maturities of marketable securities.

Working capital increased during the year from $774.3 million at December 31, 2001 to $784.8 million at December 31, 2002. The increase was primarily a result of decreases in our overall spending, and an increase in the value of our Cisco hedge contracts. This was partially offset by cash paid in the AccessLan acquisition and the related recording of goodwill and other intangible assets, along with the transfer of $20.1 million in cash and cash equivalents to restricted cash as collateral for a U.S. customer contract bond. Days sales outstanding decreased to 43 days at the end of 2002, compared with 64 days at the end of 2001, as a result of improved shipping linearity and an increase in accounts receivable collections during the year.

We maintain an uncommitted bank facility for the issuance of commercial and standby letters of credit. At December 31, 2002 we had $2.7 million in letters of credit outstanding under this facility, including $0.5 million issued as a five-year deposit on one of our leased facilities.

We seek to minimize our foreign currency risk by using forward contracts to hedge material accounts receivable and accounts payable. These contracts are marked to market and the gains and losses are reflected in our results of operations.

We maintain bank agreements with two banks under which we may enter into foreign exchange contracts up to $40.0 million. There are no borrowing provisions or financial covenants associated with these facilities. At December 31, 2002, there were no foreign exchange contracts outstanding.

In October 2001, our board of directors authorized a stock repurchase plan that provides for the repurchase of up to ten percent (10%) of our currently issued and outstanding shares of common stock. Repurchases may be made from time to time at various prices in the open market, through block trades or otherwise. The plan became effective in October 2001 and may be suspended at any time without prior notice. During 2002, 10,800 shares were repurchased at a cost of $0.1 million under this plan. The purpose of the repurchase plan is to help us achieve our long-term goal of enhancing shareholder value. The effect of the repurchase plan on the calculation of net income per common share was insignificant.

In connection with the stock repurchase plan we announced in October 2001, we established a written trading plan in accordance with SEC Rule 10b5-1 under which we will repurchase shares of AFC common stock, subject to conditions set forth in the trading plan. The trading plan runs from December 1, 2002 through December 2, 2003.

In addition to measuring our cash flow generation and usage based upon our operating, investing and financing activities included in the Consolidated Statement of Cash Flows, we also measure our free cash flow. We define free cash flow, a measure commonly employed by credit providers, as cash flow from operating activities, less capital expenditures. During 2002 and 2001, we generated free cash flow of $67.9 million and $66.5 million, respectively.

The following table sets forth, for the periods indicated, the commitments to make future minimum payments under contractual obligations (in thousands):

	Facility Operating Leases
2003	$ 9,016
2004	8,636
2005	8,410
2006	7,935
2007	7,356
Thereafter	24,747
Total	$66,100

We sublease three of our facilities. Total future minimum lease payments have not been reduced by $14.1 million of future minimum sublease payments to be received under non-cancelable subleases. In 2001, we vacated an engineering facility in Largo, Florida and entered into a sublease agreement for the entire space. Our lease term continues through 2007, while the sublease agreement extends through 2004. We accrued $1.5 million to short-term and long-term liabilities for this operating lease representing the present value of the loss we expect to incur for the ongoing shortfall between our sublease income and operating lease obligation. If the sublessee does not renew its lease agreement with us, and we are unable to enter into another agreement through the March 31, 2007 term of the lease, the amount of the ultimate loss based on the lease could increase by up to $1 million before tax.

We also have long-term purchase agreements with certain contract manufacturers which allow us to negotiate volume discounts and provide us with a more steady supply of components. Under such agreements, our maximum liability as of December 31, 2002 was $18.0 million, of which $6.3 million was accrued on the balance sheet. As of December 31, 2001, our maximum liability under such agreements was $26.0 million, of which $14.0 million was accrued on the balance sheet.

We believe our existing cash and marketable securities, available credit facilities and cash flows from operating and financing activities are adequate to support our financial resource needs for at least the next twelve months. This includes working capital and capital expenditure requirements and operating lease obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The SEC recently enacted rules regarding required disclosures of off-balance sheet arrangements. We do not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a future effect on our financial condition or changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

SFAS NO. 133 IMPLEMENTATION IN 2001

On January 1, 2001, we adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. The statement requires that we recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Additional discussion on the effect of SFAS No. 133 on our financial position and results of operations is included in Notes 1 and 2 of the "Notes to Consolidated Financial Statements."

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk lies primarily in changes in interest rates and fluctuations in the value of our marketable securities and related hedge arrangements.

We have foreign currency sales to one international customer. We hedge foreign currency risk on certain accounts receivable and accounts payable with forward contracts that generally expire within 60 days. These forward contracts are not designated as hedges and changes in the fair value of these forward contracts are recognized immediately in earnings.

We face interest rate risk exposure on our marketable securities. Our objective is to preserve principle. We manage interest rate risk primarily by investing in the highest rated U.S. government, municipal and corporate debt and equity securities having various maturities of less than four years.

At December 31, 2002, our $213.0 million marketable debt securities portfolio consisted of domestic municipal debt securities of various issuers, types and maturities. Approximately 27% of the debt securities mature in one year or less. At December 31, 2002, the weighted average yield on our debt securities was 1.8% and the weighted average yield on cash equivalents was 1.1%.

If interest rates increase, the fair market value, or FMV, of our debt securities portfolio will decrease. To quantify interest rate risk on our debt securities portfolio, we used a modeling technique that measures the change in FMV arising from hypothetical shifts in the yield curve of plus 50 basis points over an immediate time horizon. The resultant effect would be a loss of $1.4 million on our portfolio valued at $213.0 million at December 31, 2002 as compared with a loss of $1.0 million on our portfolio valued at $245.7 million at December 31, 2001.

At December 31, 2002 we had market price risk exposure on our Cisco marketable securities holdings consisting of 10.6 million shares, the full value of which was protected using hedge contracts purchased in February and May 2000. The primary hedge contract covered 10.1 million shares and matured on February 9, 2003. We borrowed 10.1 million shares of Cisco stock in February 2003 to settle the primary hedge contract and received the floor value of the hedge contract equal to $656.2 million in cash. The $656.2 million was invested in available-for-sale U.S. government, municipal and corporate debt and equity securities according to our existing investment policy. We manage the interest rate and credit risk exposure on these securities by investing in the highest rated U.S. government, municipal and corporate debt and equity securities having various maturities of less than four years. Associated with borrowing the shares, we pledged 10.1 million of the 10.6 million Cisco shares we own as collateral. Changes in the fair market value of the 10.1 million shares we own are offset by the changes in fair market value of the 10.1 million shares that we have borrowed.

We continue to have market price volatility risk exposure on the remaining 0.5 million shares of Cisco covered by the hedge contract maturing in May 2003. Changes in the fair market value of the hedge contract largely offset changes in the value of the underlying stock, which is also marked to market. The risk exposure arises as a result of the lack of completely efficient hedge contract coverage prior to the May 2003 maturity.

The following table shows the changes in the fair values of the 10.6 million Cisco shares, and the put and call feature of the hedge contract agreements arising from a hypothetical 20% increase or decrease in the stock's price of $13.01 and $18.54 per share, the closing prices on the last business day of our fiscal years ended December 31, 2002, and 2001, respectively (in thousands):

	Valuation -20%	No change	Valuation +20%
December 31, 2002:			
Cisco shares	**$109,902**	**$137,378**	**$164,853**
Cisco hedges	**578,980**	**551,462**	**524,060**
Net value	**$688,882**	**$688,840**	**$688,913**
December 31, 2001:			
Cisco shares	$ 156,617	$ 195,772	$ 234,925
Cisco hedges	513,176	474,717	436,287
Net value	$ 669,793	$ 670,489	$ 671,212

At December 31, 2002, we held a $4.3 million minority equity investment in a non-publicly traded company. We maintain this investment on a cost basis and do not have the ability to exercise significant influence over the company's operations. Our investment is inherently risky because the products of this company, and the markets for such products, are in the development stage. In addition, this company is subject to risks resulting from uncertain standards for new products and competition. The remaining activities necessary to determine if the products meet functional and technical requirements, and market acceptance, include testing and customer lab trials. If these products fail testing procedures or fail to generate customer interest, the value of this company would likely decline and could result in impairment of our investment. Additionally, macroeconomic conditions and an industry capital spending slowdown are affecting the availability of venture capital funding and the valuations of development stage companies. We could lose our entire investment in this company and be required to record a charge to operations for any loss. Our ability to earn a return on this investment is largely dependent on the occurrence of an initial public offering, merger or sale of the company.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Years Ended December 31, 2002	2001	2000
Revenues	**$344,063**	$327,569	$416,850
Cost of revenues	**179,957**	215,956	215,303
Gross profit	**164,106**	111,613	201,547
Operating expenses:			
Research and development	**61,658**	64,169	58,828
Sales and marketing	**47,625**	49,385	47,463
General and administrative	**26,370**	37,323	29,172
Securities litigation costs	**4,443**	—	—
Amortization of acquired intangibles	**3,275**	—	—
In-process research and development	**12,423**	—	—
Total operating expenses	**155,794**	150,877	135,463
Operating income (loss)	**8,312**	(39,264)	66,084
Other income (expense):			
Unrealized gains on Cisco investment	**18,352**	285,729	—
Interest income	**7,724**	9,829	9,880
Equity in losses of investee	**(1,079)**	(930)	—
Other	**13,506**	11,610	41,564
Total other income, net	**38,503**	306,238	51,444
Income before income taxes	**46,815**	266,974	117,528
Income taxes	**14,981**	101,450	39,960
Net income	**$ 31,834**	$165,524	$ 77,568
Basic net income per share	**$ 0.38**	$ 2.03	$ 0.97
Shares used in basic per share computations	**83,380**	81,381	80,201
Diluted net income per share	**$ 0.37**	$ 1.98	$ 0.91
Shares used in diluted per share computations	**85,292**	83,638	84,800

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 94,754	$ 39,528
Cisco marketable securities and related hedge contracts	688,840	670,489
Other marketable securities	213,030	245,725
Accounts receivable, less allowances of $819 and $952 in 2002 and 2001, respectively	41,381	58,528
Inventories	30,553	29,711
Other current assets	26,667	34,967
Total current assets	1,095,225	1,078,948
Property and equipment	51,076	55,406
Goodwill	56,119	—
Other acquired intangibles	5,675	—
Other assets	25,555	13,056
Total assets	$1,233,650	$1,147,410
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 7,503	$ 9,969
Accrued liabilities	81,259	73,550
Deferred tax liabilities	221,673	221,132
Total current liabilities	310,435	304,651
Long-term liabilities	4,426	4,154
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 200,000,000 shares authorized; 84,386,969 shares issued and 84,376,169 shares outstanding in 2002 and 82,113,830 shares issued and outstanding in 2001	844	821
Additional paid-in capital	336,542	287,937
Deferred compensation	(833)	—
Note receivable from stockholder	—	(56)
Accumulated other comprehensive income	1,880	1,242
Retained earnings	580,495	548,661
Treasury stock, 10,800 shares in 2002	(139)	—
Total stockholders' equity	918,789	838,605
Total liabilities and stockholders' equity	$1,233,650	$1,147,410

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in thousands, except share data)	Common Stock Shares	Common Stock Amount	Deferred Compensation	Additional Paid-In Capital	Treasury Stock	Notes Receivable Stockholders	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity	Comprehensive Income
Balances as of December 31, 1999	79,077,392	$790	$ (96)	$ 238,074	$ —	$(241)	$100,968	$305,569	$645,064	$350,038
Exercise of common stock options and warrants	1,388,094	14	—	8,747	—	—	—	—	8,761	
Employee stock purchase plan purchases	213,129	2	—	2,456	—	—	—	—	2,458	
Conversion of preferred stock into common stock in pooling	56,240	1	—	1,248	—	—	—	—	1,249	
Forfeiture of stock options	—	—	96	(96)	—	—	—	—	—	
Repurchase of common stock	(4,044)	—	—	(1)	—	—	—	—	(1)	
Payments of notes receivable from stockholders	—	—	—	—	—	102	—	—	102	
Cancellation of notes receivable from stockholder	—	—	—	—	—	83	—	—	83	
Cancellation of common stock	(839)	—	—	—	—	—	—	—	—	
Tax benefit from option exercises	—	—	—	17,575	—	—	—	—	17,575	
Net Income	—	—	—	—	—	—	—	77,568	77,568	$ 77,568
Other comprehensive income:										
Foreign exchange rate translation	—	—	—	—	—	—	(12)	—	(12)	(12)
Net unrealized gain on available-for-sale securities[1]	—	—	—	—	—	—	66,818	—	66,818	66,818
Balances as of December 31, 2000	80,729,972	807	—	268,003	—	(56)	167,774	383,137	819,665	$144,374
Exercise of common stock options	1,125,894	11	—	9,931	—	—	—	—	9,942	
Employee stock purchase plan purchases	265,582	3	—	4,249	—	—	—	—	4,252	
Cancellation of common stock	(7,618)	—	—	—	—	—	—	—	—	
Tax benefit from option exercises	—	—	—	5,754	—	—	—	—	5,754	
Net income	—	—	—	—	—	—	—	165,524	165,524	$165,524
Other comprehensive income:										
Foreign exchange rate translation	—	—	—	—	—	—	5	—	5	5
Reclassification of net unrealized gain on trading securities	—	—	—	—	—	—	(167,426)	—	(167,426)	(167,426)
Net unrealized gain on available-for-sale securities[1]	—	—	—	—	—	—	889	—	889	889
Balances as of December 31, 2001	82,113,830	821	—	287,937	—	(56)	1,242	548,661	838,605	$ (1,008)
Exercise of common stock options	2,011,992	20	—	13,145	—	—	—	—	13,165	
Employee stock purchase plan purchases	263,631	3	—	3,872	—	—	—	—	3,875	
Tax benefit from option exercises	—	—	—	9,239	—	—	—	—	9,239	
Treasury stock repurchase	(10,800)	—	—	—	(139)	—	—	—	(139)	
Acquisition of AccessLan	—	—	—	22,381	—	—	—	—	22,381	
Settlement of note receivable from stockholder	(2,484)	—	—	(32)	—	56	—	—	24	
Deferred compensation	—	—	(3,549)	—	—	—	—	—	(3,549)	
Amortization of deferred compensation	—	—	2,716	—	—	—	—	—	2,716	
Net income	—	—	—	—	—	—	—	31,834	31,834	$ 31,834
Other comprehensive income:										
Foreign exchange rate translation	—	—	—	—	—	—	(2)	—	(2)	(2)
Net unrealized gain on available-for-sale securities[1]	—	—	—	—	—	—	640	—	640	640
Balances as of December 31, 2002	84,376,169	$844	$ (833)	$ 336,542	$(139)	$ —	$ 1,880	$580,495	$918,789	$ 32,472

	2002	2001	2000
[1] Net unrealized gain on available-for-sale marketable securities during period	$822	$835	$108,600
Less: deferred income taxes (benefit) related to the net unrealized gain	182	(54)	41,782
Total	$640	$889	$ 66,818

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31, 2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 31,834	$ 165,524	$ 77,568
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	20,266	19,422	15,544
Unrealized gains on Cisco investment	(18,351)	(285,729)	—
In-process research and development	12,423	—	—
Tax benefit from option exercises	9,238	5,754	17,575
Other non-cash adjustments to operating income	988	4,906	83
Allowances for uncollectible accounts	850	10,261	600
Equity in losses of investee, net of tax	734	577	—
Deferred income taxes	359	(23,488)	(649)
Tax related to SFAS No. 133 reclassification of Cisco investment	—	106,776	—
Reserve for inventory write-down and accrued purchase commitments	—	31,519	1,800
Write-down of impaired investment	—	2,275	—
Changes in operating assets and liabilities:			
Accounts receivable	16,760	30,310	(37,688)
Inventories	(478)	11,538	(23,585)
Other current assets	467	(5,366)	(18,777)
Other assets	1,666	1,368	927
Accrued and other liabilities	2,436	13,730	17,335
Accounts payable	(36)	(9,951)	52
Net cash provided by operating activities	79,156	79,426	50,785
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities	(566,187)	(627,140)	(405,243)
Sales of marketable securities	454,474	306,406	152,086
Maturities of marketable securities	145,230	283,668	195,177
Acquisition, net of cash acquired	(42,978)	—	—
Restricted investment	(20,120)	—	—
Purchase of property and equipment	(11,218)	(12,921)	(23,743)
Other long-term investments	—	(12,473)	(4,635)
Net cash used in investing activities	(40,799)	(62,460)	(86,358)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of common stock options and warrants, net	17,008	14,194	6,578
Purchase of treasury stock	(139)	—	—
Net cash provided by financing activities	16,869	14,194	6,578
Effect of adjustment to conform fiscal year ends in pooling transaction	—	—	5,991
Increase (decrease) in cash and cash equivalents	55,226	31,160	(23,004)
Cash and cash equivalents, beginning of year	39,528	8,368	31,372
Cash and cash equivalents, end of year	$ 94,754	$ 39,528	$ 8,368
Cash paid (refund received):			
Income taxes	$ (5,533)	$ 4,784	$ 19,093
Non-cash investing and financing activity — common stock options issued for acquisition	$ 22,381	$ —	$ —

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We develop, manufacture and support a family of telecommunications access products and services. Our products and services enable the connection between the central office (CO) switches of telecommunications service providers and their end users for voice and high-speed Internet, data and video communications. Our products include Integrated Multiservice Access Platforms (IMAPs), Multiservice Central Office Switching Platforms, Optical Add-Drop Multiplexers (OADMs), Integrated Access Devices (IADs), network element management systems, cabinets as well as related professional services.

FISCAL YEAR

We operate on a 13-week fiscal quarter. In the year 2000, we operated on a 53-week fiscal year, with 14 weeks in the third quarter. We believe the effect of the additional week was not material to year-to-year comparisons of results of operations or cash flows.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of AFC and our subsidiaries. All significant intercompany balances and transactions have been eliminated.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition, Allowances and Product Warranty In compliance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*, and Statement of Financial Accounting Standards (SFAS) No. 48, *Revenue Recognition When Right of Return Exists*, we recognize revenue when the earnings process is complete. The earnings process is considered complete when persuasive evidence of an arrangement between a customer and AFC exists, when delivery and acceptance has occurred or services have been rendered, when pricing is fixed or determinable, when any right of return lapses or is reasonably estimable, and when collectibility is reasonably assured. We follow these same revenue recognition standards for sales made to our authorized distributors and sales representatives, including consignment sale arrangements. Statements of Position (SOP) 97-2, *Software Revenue Recognition*, and 98-9, *Modification of SOP 97-2, Software Recognition, With Respect to Certain Transactions*, generally require revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenues allocated to maintenance are recognized ratably over the maintenance term. Revenues from service activities are generally recognized as the services are performed. Allowances for returns are established based on experience. A provision for estimated warranty costs is established at the time of sale and adjusted periodically based on historical trends in warranty claims and expected material and labor costs to provide warranty services. In addition, we evaluate our warranty reserve provision at the end of each quarter to determine its overall reasonableness and adequacy.

In November 2002, the Financial Accounting Standards Board (FASB) reached a consensus on Emerging Issues Task Force (EITF) Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*. In general, this issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if so, how to divide the arrangement into separate units of accounting consistent with the identified earnings processes for revenue recognition purposes. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF Issue No. 00-21 is applicable to arrangements entered into after June 15, 2003. We are currently determining what effect, if any, the provisions of EITF Issue No. 00-21 will have on our operating results or financial position.

Research and Development and Software Development Costs We follow SFAS No. 2, *Accounting For Research and Development Costs*, and expense all research and development costs as incurred. We also follow SFAS No. 86, *Accounting For the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed*. Significant costs incurred for the development of computer software and enhancements to existing software products that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in technologies. Costs that are capitalized include direct labor and related overhead. The unamortized balance of capitalized software development cost at the end of 2002 and 2001 was zero and $1.9 million, respectively. Amortization of capitalized software development costs begins when the product is available for general release. Amortization is based on the straight-line method. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately. Software development costs amortized during 2002, 2001 and 2000, were $1.9 million, $2.2 million and $0.8 million, respectively.

Allowance for Doubtful Accounts We have an allowance for doubtful accounts for estimated losses resulting from the inability of customers to pay their amounts owed to us. We base our allowance on periodic assessment of our customers' liquidity and financial condition through credit rating agencies, financial statement review and historical collection trends. Write-offs against the allowances generally occur after we assess the particular customer's liquidity and financial condition and conclude that collection in the future is highly unlikely.

Inventories and Reserve for Excess and Obsolete Inventories Inventories include material, labor and overhead and are valued at the lower of cost (first-in, first-out basis) or market. A reserve for excess and obsolete product and an accrual for purchase commitments have been established. The reserve and accrual balances are assessed continuously and adjusted on a quarterly basis.

Equity-Based Compensation Plans We follow Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and we account for equity-based compensation plans with employees and non-employees on the board of directors using the intrinsic value method. If compensation cost for our stock-based compensation plans had been determined in accordance with the fair value approach set forth in SFAS No. 123, *Accounting for Stock-Based Compensation*, our net income and earnings per share would have been reduced to the pro forma amounts as follows (in thousands, except per share data):

	2002	2001	2000
Net income, as reported	**$ 31,834**	$165,524	$ 77,568
Stock based employee compensation expense included in reported net income, net of related tax effects	**(1,847)**	—	—
Total stock based employee compensation expense determined under fair value methods for all awards, net of related tax effects	**(59,029)**	(59,368)	(46,129)
Pro forma net income (loss)	**$(29,042)**	$106,156	$ 31,439
Earnings per share:			
Basic – as reported	**$ 0.38**	$ 2.03	$ 0.97
Basic – pro forma	**(0.35)**	1.30	0.39
Diluted – as reported	**0.37**	1.98	0.91
Diluted – pro forma	**(0.34)**	1.27	0.37

See Note 8 for further discussion of our equity-based compensation plans.

OTHER SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents We consider all highly liquid investments in debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents are generally invested in money market funds.

Marketable Securities Our marketable securities are reported at fair value and are classified as trading or available-for-sale. On January 1, 2001, we reclassified our investment in Cisco Systems, Inc. (Cisco) stock from available-for-sale to trading. This reclassification results in periodic changes in fair value included in other income or expense.

Property and Equipment Property and equipment are recorded at cost. We compute depreciation using the straight-line method over the estimated useful lives. Useful lives are generally three years for computers and internal use software, and seven years for office and engineering equipment, furniture and fixtures.

Long-Lived Assets We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the potential future income expected to be generated by the asset. If an asset is considered to be impaired, it is written down to its market value. This is assessed based on factors specific to the type of asset.

Goodwill and Other Acquired Intangibles In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used and establishes new standards for the recognition of certain identifiable intangible assets, separate from goodwill, for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values. We adopted SFAS No. 141 and 142 as required.

Other Assets Other assets principally include marketable securities held as collateral for a U.S. customer contract bond and an equity investment in a non-publicly traded development-stage company accounted for under the cost method. We own less than twenty percent (20%) in the company and do not have significant influence over its operating or financial policies.

Income Taxes We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Advertising Costs We expense all advertising costs as incurred.

Repurchase of Common Stock We have a stock repurchase plan that provides for the repurchase of up to ten percent (10%) of our currently issued and outstanding shares of common stock. Repurchases may be made from time to time at various prices in the open market, through block trades or otherwise. The purpose of the repurchase plan is to help us achieve our long-term goal of enhancing shareholder value.

Estimates in Financial Statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the date of the financial statements and to report amounts of revenues and expenses during the reporting period. Actual results could differ from our estimates. Such estimates include reserve for warranty, allowance for doubtful accounts, reserve for inventories and purchase commitments, and allowance for customer returns.

DERIVATIVE INSTRUMENTS AND HEDGE ACTIVITIES

In 2001, we adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, which require that we recognize all derivatives as either assets or liabilities in the balance sheet and that we measure those instruments at fair value. We also use foreign exchange contracts to offset gains and losses on exchange rate fluctuations against gains and losses on hedged assets or liabilities.

NET INCOME PER SHARE

Basic net income per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed using the weighted average number of shares of common stock outstanding, plus dilutive common stock equivalents during the period. Dilutive common stock equivalents consist of stock options to purchase common stock and contributions to the Employee Stock Purchase Plan using the treasury stock method.

FOREIGN CURRENCY TRANSLATION

Operations conducted in our foreign offices are transacted in their local currencies. Assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date, and income and expense amounts are translated at weighted average exchange rates during the year. Translation adjustments are recorded to other comprehensive income in the equity section of the balance sheet.

CERTAIN RISKS AND CONCENTRATIONS

Our primary exposure to credit risk arises from cash equivalents and trade accounts receivable. To reduce credit risk, we perform ongoing credit evaluations of our customers' financial condition. In some cases, we may require customer prepayment, bank guarantees or letters of credit and, if necessary, we put customers on credit hold. We maintain adequate allowances for potential credit losses. Our customers are concentrated in the public carrier telecommunications industry. Our five largest customers accounted for 39% and 43% of our gross accounts receivable at December 31, 2002 and 2001, respectively. Although our largest customers have varied from period to period, we anticipate that receivables in any given period will continue to be concentrated among a small number of customers. Recent severe financial problems affecting the telecommunications industry in general may continue to result in slower payments or defaults on accounts receivable. To reduce the foreign receivables currency risk, we use foreign exchange hedge contracts in certain situations where the risk is material.

Our products are concentrated in the telecommunications equipment market, which is highly competitive and subject to change. Significant technological changes in the industry could adversely affect our operating results. Our inventories include components that may be specialized in nature, and subject to rapid technological obsolescence. We actively manage our inventory levels, and we consider technological obsolescence and potential changes in product demand when estimating allowances to reduce recorded inventory amounts to market value. Such estimates could change in the future.

Our growth and ability to meet customer demands are also dependent on our ability to obtain timely deliveries of components from our suppliers. We currently purchase certain key components used in our products from sole or limited source vendors. These components include our proprietary application specific integrated circuits (ASICs), codec components and certain surface mount technology components. Most of our component purchases are on a purchase order basis without guaranteed supply arrangements. Some of our sole and limited source vendors allocate parts to multiple telecommunications equipment manufacturers based on market demand for components and equipment. This may result in shortages of certain key components sold to us because many of our competitors are much larger and may be able to obtain priority allocations from these shared vendors, thereby limiting or making unreliable our sources of supply for these components. Although we believe that there are alternative sources for these components, in the event of a disruption in supply, we may not be able to identify an alternative source in a timely manner, at favorable prices or of acceptable quality.

RECLASSIFICATIONS AND RESTATEMENTS

Certain prior year amounts have been reclassified to conform with the current year's presentation.

We originally invested $12.5 million in AccessLan Communications, Inc. (AccessLan) during the third quarter of 2001, which we accounted for using the cost method of accounting. Effective April 1, 2002, after exercising our option to purchase the remaining interests in AccessLan, we changed our method of accounting from the cost method to the equity method. We retroactively applied the equity method for our ownership interest in AccessLan from the date of our initial investment as required under APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*. This resulted in reductions to net income of $0.7 million for the four and a half months through May 13, 2002, and $0.6 million for the year ended December 31, 2001.

All historical financial information was restated to reflect the acquisition of GVN Technologies, Inc. (GVN) in the second quarter of 2000, which was accounted for as a pooling of interests. See Note 10 for additional information on our acquisition of GVN.

SFAS NO. 133 IMPLEMENTATION IN 2001

On January 1, 2001 we implemented SFAS No. 133, as amended. There was no transition adjustment upon implementation. Prior to our implementation of SFAS No. 133, we classified our Cisco investment as available-for-sale. We recorded in accumulated other comprehensive income on the balance sheet the unrealized gains and losses on the investment and the hedge contracts related to the investment, as well as the associated tax effects. Upon implementation of SFAS No. 133, we reclassified these securities from available-for-sale to trading. We recognized the accumulated gains on the share value and the hedge contract value in non-operating income. The related tax effects were recorded as a component of income tax expense.

The ongoing effects of SFAS No. 133 on the financial statements depend on market conditions. Changes in the value of our investment and the hedge contracts will continue to be reported in current period earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 supersedes EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (Including Certain Costs Associated with a Restructuring)* and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management is committed to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. This Statement is effective for exit or disposal activities initiated after December 31, 2002. The provisions of SFAS No. 146 are required to be applied prospectively to newly initiated exit activities and may affect the timing of recognizing future restructuring costs, as well as the amounts recognized. We are currently determining what effect, if any, the provisions of SFAS No. 146 will have on our operating results or financial position.

In November 2002, the FASB reached a consensus on EITF Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* In general, this issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if so, how to divide the arrangement into separate units of accounting consistent with the identified earnings processes for revenue recognition purposes. This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF Issue No. 00-21 is applicable to arrangements entered into after June 15, 2003. We are currently determining what effect, if any, the provisions of EITF Issue No. 00-21 will have on our operating results or financial position.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of certain other obligations undertaken in issuing a guarantee. The disclosure provisions of the Interpretation are effective for our December 31, 2002 results and we have adopted those requirements and included these disclosures in Note 5. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We are currently assessing the impact of adopting the initial recognition and initial measurement requirements of FIN 45 on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for an entity that voluntarily changes to the fair-value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income and earnings per share and the entity's accounting policy decisions with respect to stock-based employee compensation. Certain of the disclosure requirements are required for all companies, regardless of whether the fair value method or intrinsic value method is used to account for stock-based employee compensation arrangements. We continue to account for our employee incentive stock option plans using the intrinsic value method in accordance with the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees.* The amendments to SFAS No. 123 will be effective for fiscal years ended after December 15, 2002 and for interim periods beginning after December 15, 2002. See Note 8 for our adoption of the disclosure provisions of this statement.

NOTE 2. MARKETABLE SECURITIES

Marketable securities are valued at fair market value, and are comprised of the following (in thousands):

	December 31,	
	2002	2001
Corporate equity securities	**$688,840**	$670,489
Municipal debt securities	**213,030**	241,725
Corporate debt securities	—	4,000
Total marketable securities	**$901,870**	$916,214

Corporate Equity Securities On November 1, 1999, our investment in Cerent Corporation (Cerent) was converted into 10.6 million shares of Cisco common stock as a result of Cisco acquiring Cerent. In February and May 2000, we entered into hedge contracts to minimize the impact of potential adverse market risk on the Cisco stock we own. The hedge contracts provide us with a floor value of $690 million for the shares if held to maturity. We are able to borrow up to the full present value of the floor value of the hedge contracts. In 2001, we implemented SFAS No. 133 resulting in the reclassification and recognition of gains in the Cisco shares and the related hedge contracts from accumulated other comprehensive income to non-operating income. As a result of SFAS No. 133, we recognized $18.4 million and $285.7 million in unrealized gains during 2002 and 2001, respectively. As discussed in Note 12, the primary hedge contract covering 10.1 million shares matured and was settled in February 2003.

Debt Securities At December 31, 2002, our debt securities portfolio contained a $2.2 million unrealized gain, compared with a $1.4 million unrealized gain at December 31, 2001. The fair value of securities maturing in one year or less and those maturing between one year and five years was $58.0 million and $155.0 million, respectively, as of December 31, 2002.

NOTE 3. INVENTORIES

The major components of inventories are comprised of the following (in thousands):

	December 31,	
	2002	2001
Raw materials	**$ 9,919**	$12,909
Work-in-progress	**1,152**	993
Finished goods	**19,482**	15,809
Total inventories	**$30,553**	$29,711

NOTE 4. PROPERTY AND EQUIPMENT

A summary of property and equipment follows (in thousands):

	December 31,	
	2002	2001
Furniture and fixtures	**$ 16,241**	$15,273
Computer, software, and office equipment	**36,563**	33,031
Engineering equipment	**57,046**	50,221
	109,850	98,525
Less: accumulated depreciation	**58,774**	43,119
Property and equipment, net	**$ 51,076**	$55,406

NOTE 5. ACCRUED LIABILITIES

A summary of accrued liabilities follows (in thousands):

	December 31,	
	2002	2001
Income and sales taxes	**$33,609**	$24,052
Accrual for purchase commitments	**6,337**	14,026
Warranty	**15,097**	12,639
Salaries and benefits	**12,926**	10,201
Other accruals	**9,476**	8,690
Deferred revenues	**2,314**	3,942
Securities litigation settlement	**1,500**	—
Total accrued liabilities	**$81,259**	$73,550

The warranty reserve activity for the three years ended December 31, 2002 follows (in thousands):

	December 31, 2002	2001	2000
Balance at beginning of period	**$12,639**	$11,597	$8,898
Accrual for warranty costs	**10,468**	9,307	10,100
Settlements made (in cash or in kind) during the period	**(8,010)**	(8,265)	(7,401)
Balance at end of period	**$15,097**	$12,639	$11,597

NOTE 6. INCOME TAXES

A summary of the components of income taxes (benefit) follows (in thousands):

Year ended December 31,	Current	Deferred[1]	Charge in Lieu of Income Taxes[2]	Total
2002:				
Federal	**$ (416)**	**$ 5,254**	**$ 8,271**	**$ 13,109**
State	**5,617**	**(4,713)**	**968**	**1,872**
Income taxes	**$ 5,201**	**$ 541**	**$ 9,239**	**$ 14,981**
2001:				
Federal	$ 7,215	$78,318	$ 5,204	$ 90,737
State	5,203	4,960	550	10,713
Income taxes	$12,418	$83,278	$ 5,754	$101,450
2000:				
Federal	$16,080	$ 1,334	$15,494	$ 32,908
State	6,954	(1,983)	2,081	7,052
Income taxes (benefit)	$23,034	$ (649)	$17,575	$ 39,960

[1] Deferred tax expense excludes deferred taxes on the unrealized gains and losses on available-for-sale marketable securities that are included in equity in accumulated other comprehensive income. For 2001, the deferred portion of the tax provision included $106.8 million that was reclassified from accumulated other comprehensive income to tax expense upon our implementation of SFAS No. 133 in January 2001. Excluding this amount, the deferred portion of the tax provision would be a benefit, or decrease, of $23.5 million.

[2] The charge in lieu of income taxes results from the tax benefit of stock option exercises.

Income taxes differ from the amounts computed by applying the U.S. federal statutory tax rate of 35% in each of the years ended December 31, 2002, 2001 and 2000 to income before income taxes as follows (in thousands):

	Years Ended December 31, 2002	2001	2000
Income taxes at statutory rate	**$16,385**	$ 93,441	$41,135
State taxes, net of federal benefit	**1,217**	6,963	4,583
Current losses and temporary differences for which no benefit was recognized	**639**	1,390	1,038
Foreign sales corporation benefit	**—**	—	(184)
Utilization of tax credits	**(1,844)**	(1,632)	(2,250)
Tax exempt interest	**(2,007)**	(2,044)	(2,761)
Other	**591**	3,332	(1,601)
Income taxes	**$14,981**	$101,450	$39,960

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2002	2001
Deferred tax assets:		
Allowances and accruals	**$ 20,363**	$ 29,213
Research tax credit carry-forwards	**16,816**	4,913
Amortization of acquired intangibles	**4,745**	—
Net operating loss carry-forwards	**7,014**	5,367
Unrealized loss on marketable securities	**1,270**	595
Gross deferred tax assets	**50,208**	40,088
Deferred tax liabilities:		
Recognized gain on marketable securities	**(263,062)**	(254,217)
Unrealized gain on marketable securities	**(1,623)**	(765)
Net book value over net tax basis	**(7,196)**	(6,238)
Gross deferred tax liabilities	**(271,881)**	(261,220)
Net deferred tax liabilities	**$(221,673)**	$(221,132)

As of December 31, 2002, we had research credit carry-forwards for federal and California income tax return purposes of approximately $9.8 million and $10.8 million, respectively. The federal and California research tax credit carry-forwards are available to reduce future income taxes. The federal research credit carry-forwards will expire at various dates through the year 2022 and the California research credits will carry forward indefinitely until utilized. For the year 2002, we had federal and California net operating loss carry-forwards of $12.0 million and $41.7 million, respectively. The California net operating loss carry-forward is related to AccessLan. These net operating losses may be utilized to offset future taxable income. The federal net operating loss will expire at various dates through 2022 and the California net operating loss will expire at various dates through 2013.

We regularly assess our ability to realize the deferred tax assets recorded. Our methodology to determine the amount of deferred tax assets that are likely to be realized is based upon our recent earnings and our estimated future taxable income. We believe that it is more likely than not that the total net deferred tax assets recorded will be realized.

We have recorded a deferred tax liability of approximately $263 million at December 31, 2002 related to the gain on our Cisco stock and two hedge contracts. The primary hedge contract is for 10.1 million Cisco shares and matured in February 2003. The second hedge contract is for 0.5 million Cisco shares and matures in May 2003. The deferred tax liability of $263 million will be reclassified to a current liability during 2003 when the hedge contracts are settled.

In 2003, it is estimated that the total tax liability for the gain on the Cisco stock and hedge contracts will be approximately $265 million upon settlement of the hedge contracts. This is based on the increase in the value of the hedge contracts during the year and application of the appropriate statutory tax rates. We settled the primary hedge contract in February 2003 using borrowed shares of Cisco stock and we will do the same with the second hedge contract in May 2003. We believe this allows for a deferral of the tax on the hedge contract gain. The tax authorities may challenge our position with respect to the deferral of the tax on this gain. Accordingly, we will pay an estimated $265 million in federal and state taxes on the full amount of the gain in order to avoid potentially significant interest and penalties should we be unable to sustain our tax position. We will then seek a refund on the estimated $210 million portion we believe is subject to deferral. See Note 12 for further discussion of this transaction.

NOTE 7. BANK BORROWINGS

We maintain an uncommitted bank facility for the issuance of commercial and standby letters of credit. As of December 31, 2002 we had $2.7 million in letters of credit outstanding under this facility, including $0.5 million issued as a five-year deposit on one of our leased facilities.

We maintain bank agreements with two banks under which we may enter into foreign exchange contracts for up to $40 million. There are no borrowing provisions or financial covenants associated with these facilities. At December 31, 2002, there were no foreign exchange contracts outstanding.

In February and May 2000, we entered into hedge contracts to minimize the impact of potential adverse market risk on the Cisco shares we own. We are able to borrow up to the full present value of the floor value of the hedge contracts. The February 2000 hedge contract matured and was settled in February 2003. We currently do not have any borrowings outstanding against the May 2000 hedge contract. See Note 12 for further discussion of this transaction.

NOTE 8. STOCKHOLDERS' EQUITY

COMMON STOCK OPTIONS

Shareholder Approved Plans Our 1996 Stock Incentive Plan (the 1996 Plan) is the successor equity incentive program to our 1993 Stock Option/Stock Issuance Plan (the Predecessor Plan). The share reserve automatically increases on the first trading day of each calendar year by an amount equal to 3% of the number of shares of common stock outstanding on the last trading day of the immediately preceding calendar year. As of December 31, 2002, 28,642,267 shares of common stock were authorized for issuance under the 1996 Plan. There are no remaining shares authorized for issuance under the Predecessor Plan as of December 31, 2002.

- Options issued prior to 1997 generally vest 20% on the first anniversary of the grant date and ratably over the following 48 months.
- Options issued after 1997 to new employees generally vest 25% on the first anniversary of the grant date and ratably over the following 36 months.
- Options issued in 1997 through 1999 to employees with at least one year of service generally vest ratably over 48 months from the date of grant.
- Options issued after 1999 through November 2002 to employees with at least one year of service generally vest ratably over 36 months from the date of grant.

- Options issued after November 2002 to employees with at least one year of service generally vest ratably over 48 months from the date of grant.
- Options issued prior to 2000 to all non-employee directors of our board vest 33% on the first anniversary of the grant and ratably over the following 24 months.
- Options issued after 2000 to newly-appointed non-employee directors of our board vest 33% on the first anniversary of the grant date and ratably over the following 24 months.
- Options issued after 2000 to existing non-employee directors of our board vest 100% on the first anniversary of the grant date.
- Options expire ten years from the date of grant and are normally cancelled three months after termination of employment.

Non-Shareholder Approved Plans Pursuant to the terms of the AccessLan acquisition, all AccessLan stock options were assumed by us effective May 13, 2002 and will become AFC common stock upon exercise. Although assumed by us, the AccessLan stock options, excluding their Employee Incentive Plan (EIP) stock options, remain exercisable upon the same terms and conditions as under the AccessLan stock option plan pursuant to which they were granted and the applicable option agreements. AccessLan's EIP stock options, however, contained an acceleration clause which resulted in 65% of the granted pool vesting on May 13, 2002. The remaining unvested portion of EIP stock options vest at the rate of 2% for each month of continuous service.

- AccessLan options generally vest 25% on the first anniversary of the grant date and ratably over the following 36 months.

Summary of Shareholder and Non-Shareholder Approved Stock Options Plan Activity:

	Shareholder Approved Plans		Non-Shareholder Approved Plans		All Plans		Exercisable at End of Year			
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Available for Grant	Weighted Average Fair Value of Options Granted During the Year
Balance at December 31, 1999	9,187,496	$14.53	—	$ —	9,187,496	$14.53				
Granted	4,150,386	36.72	—	—	4,150,386	36.72				
Exercised	(1,332,154)	6.51	—	—	(1,332,154)	6.51				
Cancelled	(1,376,218)	22.57	—	—	(1,376,218)	22.57				
Balance at December 31, 2000	10,629,510	23.16	—	—	10,629,510	23.16	3,219,604	$15.11	3,788,384	$25.20
Granted	5,920,899	17.91	—	—	5,920,899	17.91				
Exercised	(1,125,894)	8.89	—	—	(1,125,894)	8.89				
Cancelled	(1,162,936)	27.57	—	—	(1,162,936)	27.57				
Balance at December 31, 2001	14,261,579	21.75	—	—	14,261,579	21.75	6,100,525	20.58	1,452,320	11.61
Granted	4,339,567	17.12	—	—	4,339,567	17.12				
Exercised	(1,447,677)	9.07	(564,315)	0.05	(2,011,992)	6.54				
Cancelled	(1,801,743)	25.40	(16,349)	0.05	(1,818,092)	25.17				
Options assumed from AccessLan acquisition[1]	—	—	1,231,078	0.05	1,231,078	0.05				
Balance at December 31, 2002	**15,351,726**	**$21.21**	**650,414**	**$0.05**	**16,002,140**	**$20.35**	**8,182,134**	**$21.42**	**1,377,915**	**$11.08**

[1] Options assumed from the AccessLan acquisition include:

AccessLan options outstanding as of the beginning of 2002	1,181,326
AccessLan options granted during 2002 but prior to the acquisition date	49,752
Total AccessLan options assumed by AFC	1,231,078

The following table summarizes information about the Shareholder Approved and Non-Shareholder Approved Plan stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Option Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.01 - $ 8.63	2,170,148	6.5	$ 5.08	1,874,616	$ 5.41
8.78 - 16.31	1,655,144	7.5	14.58	1,152,401	15.02
16.46 - 16.63	2,197,047	8.4	16.62	1,126,464	16.62
16.71 - 17.67	2,854,893	9.8	16.86	145,712	17.24
17.70 - 19.67	2,605,212	9.0	19.27	639,822	19.38
19.69 - 24.06	2,046,057	7.9	22.79	1,358,266	22.88
24.25 - 81.31	2,473,639	7.3	44.04	1,884,853	44.10
$ 0.01 - $81.31	16,002,140	8.2	$20.35	8,182,134	$21.42

EMPLOYEE STOCK PURCHASE PLAN

Under the 1996 Employee Stock Purchase Plan (the Purchase Plan) we are authorized to issue up to three million shares of common stock to eligible employees of AFC and participating subsidiaries. The Purchase Plan has been implemented in a series of successive offering periods, each with a maximum duration of 24 months. Eligible employees can enter on the start date of any offering period or on any subsequent semi-annual entry date. Effective February 1, 2001, the maximum contribution rate allowed under the Purchase Plan was increased from 10% to 15%. The purchase price of the stock is the lower of 85% of: 1) the fair market value of the common stock on the participant's entry date (strike price), or 2) the fair market value on the semi-annual purchase date. Purchase dates are January 31 and July 31 of each year, or the closest business day preceding those dates when the purchase date falls on a non-business day. If the fair market value on any purchase date during the existing offering period is less than the strike price established at the beginning of the offering period, a new offering period will commence. The current offering period commenced on February 1, 2003 and is scheduled to continue through January 31, 2005.

A total of 263,631 shares of common stock with a weighted average fair value of $14.65 per share were purchased in 2002. At December 31, 2002, 1,712,921 shares remained available for issuance. A total of 175,266 shares with a weighted average fair value of $14.36 were purchased on January 31, 2003 using contributions withheld during the period from August 1, 2002 to January 31, 2003.

PRO FORMA FAIR VALUE INFORMATION

We apply the intrinsic value method of accounting prescribed by APB Opinion No. 25 for our stock-based compensation plans. As of the end of December 2002, the total outstanding options held by our Chief Executive Officer and the other executive officers amounted to 9.3% of the 16.0 million outstanding options held by all employees.

We use the Black-Scholes option-pricing model to derive the theoretical fair value of employee stock option grants. An over-the-counter public market for employee stock options would give a more accurate approximation of the fair value, however, no such market exists. Instead, we use the Black-Scholes model, which along with the binomial model, are the two accepted methods under SFAS No. 123 for use in providing the theoretical fair value provisions disclosure. The binomial model is more difficult to use and produces a similar result to that of the Black-Scholes model. Many in the accounting profession believe the Black-Scholes model cannot objectively measure the theoretical fair value of employee stock options because of the wide-ranging, and therefore often misleading results, caused by the inherent subjectivity of some of the assumptions. For example, the volatility assumption is based on a combination of historical and implied volatilities. The theoretical fair value of options can be raised or lowered based on changing the implied volatility rate. Similarly, the theoretical fair value can be altered based on the expected option lives utilized. Expected option lives are based on a combination of historical employee behavior, modified by subjective judgments regarding future expected employee behavior under different market circumstances. Employee forfeitures are forecasted and subsequently adjusted to actual after the theoretical fair value of the options has been calculated. In situations where the market value falls below the option grant price, the Black-Scholes expense valuation is not adjusted for these options, which no longer have incremental value to the employee. The options continue to be valued and expensed at a price that may never be realized over the expected remaining life. For these reasons, we firmly believe that the pro forma fair value information computed under the Black-Scholes model is potentially misleading and inaccurate. Accordingly, the Black-Scholes model pro forma fair value information should be interpreted solely as an approximation, as opposed to a representation, of what pro forma net income would have been if we had expensed the fair value of options issued to employees.

The fair value of option grants in 2002, 2001 and 2000 were estimated on the date of grant using the Black-Scholes option-pricing model, assuming no dividend yield and with the following weighted average assumptions:

	Volatility	Weighted Average Risk-free Interest Rate	Weighted Average Expected Life (Years)
2002	95%	3.03%	4
2001	100%	4.31%	3
2000	100%	5.89%	3

Pro forma compensation costs related to the Purchase Plan were recognized for the fair value of the employees' purchase rights, as of the date of purchase using the Black-Scholes option-pricing model. The following weighted average assumptions were used, assuming no dividend yield:

Semi-Annual Purchase Dates	Volatility	Weighted Average Risk-free Interest Rate	Weighted Average Expected Life (Months)
January 2003	96%	1.0%	6
July 2002	97%	1.7%	6
January 2002	100%	4.8%	13
July 2001	100%	4.8%	13
January 2001	97%	4.9%	17
July 2000	97%	4.9%	17
January 2000	85%	4.9%	8

Repurchase of Common Stock In October 2001, our board of directors authorized a stock repurchase plan that provides for the repurchase of up to ten percent (10%) of our currently issued and outstanding shares of common stock. Repurchases may be made from time to time at various prices in the open market, through block trades or otherwise. The plan became effective in October, 2001 and may be suspended at any time without prior notice. The purpose of the repurchase plan is to help us achieve our long-term goal of enhancing shareholder value. During 2002, 10,800 shares were repurchased at a cost of $0.1 million under this plan. The effect of the repurchase plan on the calculation of net income per common share was insignificant.

STOCKHOLDERS' RIGHTS PLAN

In May 1998, our board of directors adopted a Stockholders' Rights Plan. This plan is designed to deter any potential coercive or unfair takeover tactics in the event of an unsolicited takeover attempt. In accordance with the plan, purchase rights were distributed as a dividend in May 1998 at the rate of one right for each share of common stock of AFC. Each right entitles stockholders to buy a unit equal to one one-thousandth of a share of our Series A Junior Participating Preferred Stock for $225.00 per unit, subject to anti-dilution adjustments. The rights will be exercisable only if a person or a group acquires, or announces a tender or exchange offer to acquire, 15% or more of our common stock.

In the event the rights become exercisable, the rights plan allows for AFC stockholders to acquire stock of the surviving corporation, whether or not AFC is the surviving corporation, having a value twice that of the exercise price of the rights. The rights will expire in May 2008 and are redeemable for $0.001 per right at the approval of our board of directors.

NET INCOME PER SHARE

The computation of shares and net income amounts used in the calculation of basic and diluted net income per share are as follows (in thousands, except per share data):

	Years Ended December 31,		
	2002	2001	2000
Net income	**$31,834**	$165,524	$77,568
Shares used in basic per share computations — weighted average common shares outstanding for the period	**83,380**	81,381	80,201
Weighted average number of shares of dilutive options and warrants	**1,912**	2,257	4,599
Shares used in diluted per share computations	**85,292**	83,638	84,800
Basic net income per share	**$ 0.38**	$ 2.03	$ 0.97
Diluted net income per share	**$ 0.37**	$ 1.98	$ 0.91

Options to purchase 11,572,757 shares, 5,504,953 shares and 842,653 shares of common stock outstanding at December 31, 2002, 2001 and 2000, respectively, were excluded from the computation of diluted net income per share. This is because the exercise prices for these options were greater than the respective average market price of the common shares and their inclusion would be antidilutive.

NOTE 9. COMMITMENTS AND CONTINGENCIES

LEASES

Office space and certain equipment are leased under operating leases. Future minimum payments under operating leases with an initial term of more than one year as of December 31, 2002 are summarized as follows (in thousands):

2003	$ 9,016
2004	8,636
2005	8,410
2006	7,935
2007	7,356
Thereafter	24,747
Total minimum lease payments	$66,100

We sublease three of our facilities. The total future minimum lease payments have not been reduced by $14.1 million of future sublease payments to be received under non-cancelable subleases. In 2001, we vacated an engineering facility in Largo, Florida and entered into a sublease agreement for the entire space. Our lease term continues through 2007, while the sublease agreement extends through 2004. We accrued $1.5 million to short-term and long-term liabilities for our Largo, Florida facility operating lease in 2001. The amount represents the present value of the loss we expect to incur for the ongoing shortfall between our sublease income and operating lease obligation. If the sublessee does not renew its lease agreement with us, and we are unable to enter into another sublease agreement through the March 31, 2007 term of the lease obligation, the amount of the ultimate loss based on the lease could increase by up to $1 million before tax. Total sublease payments received in 2002, 2001 and 2000 were $2.2 million, $1.5 million and $0.6 million, respectively. Total gross rent expense for all operating leases were $9.4 million, $8.6 million and $7.9 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

EMPLOYEE BENEFIT PLAN

We have a 401(k) plan (the Plan) under which employees may contribute a portion of their compensation on a tax-deferred basis to the Plan. We contributed to the Plan on a matching basis up to a maximum of $5,500 per employee during 2002. Participants in the Plan are neither required, nor solicited by us, to elect a stock fund that contains AFC common stock. We act as the Plan administrator. During 2002, 2001 and 2000, we contributed $2.5 million, $2.6 million and $2.1 million, respectively, to the Plan.

PURCHASE AGREEMENTS WITH CONTRACT MANUFACTURERS

We have long-term purchase agreements with certain contract manufacturers (CMs), which allow us to negotiate volume discounts and provide us with a more steady supply of components. The agreements require the CMs to purchase component parts to be used in the manufacture of product and authorize the CMs to purchase such parts in accordance with agreed upon lead times. While the agreements do not obligate us to purchase any specified minimum volume, we provide CMs with forecasts of our expected needs and we issue purchase orders covering a certain period of time for specific quantities. In the event we terminate the manufacturing agreement with a CM, cancel a purchase order previously issued to and accepted by a CM, or no longer have need for components that a CM has purchased on our behalf, we agree to compensate the respective CM as follows:

- for any materials it has purchased for use in the manufacture of our products bought within standard lead times, or otherwise, if we granted approval of the purchase,
- for work in process, and
- for all finished products manufactured for us that are in the CM's possession.

Under such agreements, our maximum liability as of December 31, 2002 was $18.0 million, of which $6.3 million was accrued on the balance sheet. As of December 31, 2001, our maximum liability under such agreements was $26.0 million, of which $14.0 million was accrued on the balance sheet.

LITIGATION

Securities Litigation Between July 2, 1998 and August 17, 1998, various class action lawsuits were filed in the U.S. District Court for the Northern District of California against AFC and certain of our current and former officers and directors (defendants). On November 2, 1998, the court consolidated these lawsuits and a Consolidated Amended Class Action Complaint was served on January 27, 1999. In addition, on November 2, 1998, this consolidated class action was coordinated with two individual actions filed by the State Board of Administration of Florida, and by an individual, John Earnest. These three complaints alleged various federal and state securities law violations for the period March 25, 1997 through and including June 30, 1998, and sought an unspecified amount of damages.

In June 2002, we reached an agreement to settle the consolidated securities class actions. On September 30, 2002, the court entered an order preliminarily approving the settlement and approving the form and manner of notice to class members. On November 18, 2002, after a hearing on the matter, the court entered a final judgment and order of dismissal with prejudice of these consolidated securities class actions.

The total amount of the settlement was $20.0 million. In connection with the settlement, we recorded a $2.9 million charge to operating expenses to cover the portion of the settlement that we did not expect to be funded by insurance. The balance of the settlement amount was funded by insurance proceeds.

Under the terms of the settlement, there was no finding of wrongdoing on the part of any of the defendants or any other finding that the claims alleged have merit. The defendants have denied, and continue to deny, the truth of the allegations in the litigation and all liability, fault or wrongdoing of any kind.

The settlement did not include the plaintiffs in the two individual non-class actions who filed requests to be excluded from the class. On December 31, 2002, we settled these two individual non-class actions. The total amount of the settlement was $1.5 million. We recorded a $1.5 million charge to our fourth quarter 2002 operating expenses because we currently do not expect the amount to be funded by insurance.

Under the terms of this later settlement, there was no finding of wrongdoing on the part of any of the defendants or any other finding that the claims alleged have merit. The defendants have denied, and continue to deny, the truth of the allegations in the litigation and all liability, fault or wrongdoing of any kind.

NOTE 10. ACQUISITIONS

AccessLan Acquisition On May 13, 2002, we completed our acquisition of AccessLan, a privately-held development stage company. We acquired the San Jose, California-based company for its technology designed to consolidate multiple network elements into a single, cost effective platform for next generation networks. The acquisition was accounted for as a purchase business combination, and accordingly, the results of AccessLan's operations after May 13, 2002 have been included in our consolidated statements of income.

We originally invested $12.5 million in AccessLan during the third quarter of 2001, which we accounted for using the cost method of accounting. Effective April 1, 2002, after exercising our option to purchase the remaining interests in AccessLan, we changed our method of accounting from the cost method to the equity method. We retroactively applied the equity method for our ownership interest in AccessLan from the date of our initial investment as required under APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*. This resulted in reductions to net income of $0.7 million for the four and a half months through May 13, 2002, and $0.6 million for the year ended December 31, 2001.

The value of the purchase was $82.1 million, which consisted of the following:

- $10.8 million, our initial investment in AccessLan, net of acquisition-related costs,
- $43.4 million in cash paid to acquire all of the outstanding shares of AccessLan that we did not already own,
- $5.5 million for liabilities assumed, and
- $22.4 million representing the fair value of 1.2 million stock options issued to AccessLan employees.

Pursuant to the terms of the AccessLan acquisition, all AccessLan stock options were assumed by AFC effective May 13, 2002 and were converted to 1,231,078 AFC common stock options at the conversion ratio of .0216 to 1. Moreover, the AccessLan stock options, excluding their EIP stock options, remain exercisable upon the same terms and conditions as under the AccessLan stock option plan pursuant to which they were granted and the applicable option agreements. AccessLan EIP stock options, however, contained an acceleration clause which resulted in 65% of the granted pool vesting on May 13, 2002, with the remainder vesting at the rate of 2% for each month of continuous service.

We engaged third party appraisers to conduct a final valuation of the tangible and intangible assets of AccessLan. The appraisers issued a preliminary report during the fourth quarter of 2002. The allocation to acquired goodwill is currently estimated at $56.1 million. Goodwill will not be amortized, but will be reviewed annually for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. A goodwill impairment test was completed during the fourth quarter of 2002 and resulted in a determination of non-impairment at that time. The acquired workforce intangible asset was included in goodwill. Of the $56.1 million in goodwill, approximately $48.2 million will be amortized over a 15-year period for federal tax purposes. None of the goodwill will be deductible for California tax purposes.

A summary of the AccessLan purchase price allocation is as follows (in thousands):

Cash, accounts receivable, inventory and other	$ 1,400
Property and equipment (net)	2,329
Goodwill	56,119
Other identifiable intangibles	6,264
Deferred compensation	3,549
In-process research and development	12,423
Total	$82,084

At the time of acquisition, we recognized a $12.4 million write-off of non-recurring charges for acquired technology that had not reached technological feasibility, had no alternative future use and for which successful development was uncertain. Subsequent to the acquisition, there have been no significant developments related to the current status of any of the in-process research and development projects that would result in material changes to the assumptions.

An independent appraiser performed a valuation of the acquired intangible assets from AccessLan using an income approach model. The income approach model explicitly recognizes that the current value of an asset is premised upon the expected receipt of future economic benefits such as future earnings and cash flows. Indications of value are developed by discounting these future benefits to their present value, using a discount rate that reflects both the current return requirements of the market and the risks inherent in the specific investment. This approach is appropriate where an identifiable stream of income can be attributed to the particular asset being valued, as is the case with certain intangible assets. We provided the independent appraiser with an earnings forecast of our future earnings and cash flows. The forecasted cash flows were then tax effected at a rate of 35%. This computed amount was then discounted to its present value using a 21.75% discount rate.

Telliant 2.X is the technology acquired from AccessLan that was under development at the time of acquisition. Telliant 2.X technology is planned to be released in two phases, Phase 1 and Phase 2. Phase 1 of Telliant 2.X is comprised of a set of hardware and software features that provides integrated asynchronous transfer mode (ATM), switching, Internet protocol (IP) routing and subscriber management services for enhanced scalability of broadband networks. At the time of acquisition, Phase 1 was estimated to be 80% complete. We estimate that Phase 1 was 95% complete as of December 31, 2002 and was completed in February 2003. Phase 2 introduces a set of hardware and software features that allow service providers to offer new broadcast video services over DSL to their residential customers. At the time of acquisition, Phase 2 was estimated to be 33% complete. We estimate that Phase 2 was 67% complete as of December 31, 2002 and is scheduled for completion by May 2003. Our completion percentage estimates were based upon comparing actual costs incurred to the total project cost estimate as of the measurement date.

There can be no assurances that we will be able to complete the development of these products on a timely basis. Failure to complete these products could have an adverse impact on our financial condition or results of operations.

Of the $6.3 million in other identifiable intangibles, $3.8 million was assigned to completed technology and $2.5 million was assigned to non-compete agreements. Completed technology will be amortized based on the future sales of related products. Non-compete agreements will be amortized over three years. The $3.5 million deferred compensation will be amortized over three and a half years.

In 2002, $3.3 million was charged to operating expenses for the amortization of the acquired intangibles.

Pro forma results of operations have not been presented because the results of AccessLan's operations were not significant relative to the results of AFC's operations.

GVN Technologies, Inc. (GVN) Acquisition On May 16, 2000, we completed the acquisition of GVN of Largo, Florida, a developer of integrated access device equipment for the service provider market. The former stockholders of GVN received .088 shares of AFC common stock in exchange for each share of GVN common stock, preferred stock and stock options. This acquisition was accounted for as a pooling of interests. We issued 894,306 shares of our common stock and converted 209,794 options to purchase GVN common stock into options to purchase AFC common stock.

There were no material transactions between AFC and GVN prior to the merger. The effects of conforming GVN's accounting policies to those of AFC were not material.

NOTE 11. SEGMENT INFORMATION

We operate in the access market and derive substantially all of our revenues from sales of the AFC product family. The chief operating decision makers evaluate performance, make operating decisions and allocate resources based on consolidated financial data. Accordingly, we consider AFC to be a single operating segment. As such, we are required to disclose certain information about geographic concentrations and major customers.

The following geographic information is presented for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	Years ended December 31,		
	2002	2001	2000
Revenues:			
Domestic	**$ 295,017**	$ 282,004	$ 368,904
International	**49,046**	45,565	47,946
Total revenues	**$ 344,063**	$ 327,569	$ 416,850
Long-lived assets:			
Domestic	**$ 51,033**	$ 55,311	$ 66,078
International	**43**	95	621
Total long-lived assets	**$ 51,076**	$ 55,406	$ 66,699
Total assets	**$1,233,650**	$1,147,410	$1,135,175
Major customers, percentage of revenues:			
Customer A	**23%**	17%	14%
Customer B	**11%**	—	—
Customer C	**11%**	—	—
Customer D	**—**	—	16%

NOTE 12. SUBSEQUENT EVENT

On February 9, 2003, the primary hedge contract on our Cisco marketable securities matured. This hedge contract covered 10.1 million of the 10.6 million Cisco shares we own. The remaining 0.5 million shares are covered by a second hedge contract maturing in May 2003. We borrowed 10.1 million shares of Cisco stock in February 2003 to settle the first hedge contract and received $656.2 million in cash. We retained the Cisco shares we already owned, which are now pledged as security under the new Cisco stock loan. The $656.2 million was invested in available-for-sale municipal and corporate debt and equity securities according to our existing investment policy. The 10.1 million Cisco shares we own will be reflected as a restricted short-term asset at their fair market value in our March 31, 2003 consolidated balance sheet. The fair market value of our new Cisco share loan obligation will be reflected as a short-term liability. We expect to incur costs of approximately $1 million annually, net of taxes, to pursue this plan. We will also reclassify approximately $252 million in deferred taxes related to the recognized gain on the shares and hedge contract to current taxes payable in our March 31, 2003 consolidated balance sheet. We plan to borrow an additional 0.5 million shares to settle the second hedge contract in May 2003. We expect to receive total cash proceeds of approximately $690 million for settlement of the hedge contracts in February and May 2003.

In 2003, we estimate the total amount of taxes on the gain related to the Cisco shares and the hedge contracts will be $265 million. The total amount of taxes due in 2003 is comprised of an estimated $55 million due on the stock gain and an estimated $210 million due on the hedge contracts gain. By using borrowed shares, we believe that payment of the estimated $210 million in taxes on the gain attributable to the hedge contracts could be deferred until we settle our new Cisco stock loans. While we believe that current tax law permits the deferral of payment of taxes on the gain from settlement of the hedge contracts, tax authorities may challenge this position. Accordingly, we will pay an estimated $265 million in federal and state taxes on the full amount of the gain in order to avoid potentially significant interest and penalties should we be unable to sustain our tax position. We will then seek a refund of the $210 million portion we believe is subject to deferral.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
ADVANCED FIBRE COMMUNICATIONS, INC.:

We have audited the accompanying consolidated balance sheets of Advanced Fibre Communications, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Fibre Communications, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments upon implementation of Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. In 2001, the Company also adopted SFAS No. 141, *Business Combinations*, and certain provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as required, for the goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. In 2002, the Company fully adopted the provisions of SFAS No. 142, as required, for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP

San Francisco, California
February 14, 2003

QUARTERLY RESULTS OF OPERATIONS

Selected quarterly financial data is summarized below (unaudited):

	Quarters ended							
(in thousands)	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002[1]	Mar. 31, 2002	Dec. 31, 2001[2]	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001[3]
Revenues	$85,746	$91,767	$ 86,286	$80,264	$ 82,102	$84,647	$78,609	$ 82,211
Cost of revenues	43,356	46,603	47,336	42,662	76,281	47,050	43,977	48,648
Gross profit	42,390	45,164	38,950	37,602	5,821	37,597	34,632	33,563
Operating expenses:								
Research and development	15,534	17,058	15,824	13,242	18,306	15,100	14,797	15,966
Sales and marketing	10,997	12,264	12,952	11,412	11,857	12,459	12,238	12,831
General and administrative	6,303	6,701	6,878	6,488	7,801	6,655	6,499	16,368
Securities litigation settlement costs	1,500	—	2,943	—	—	—	—	—
Amortization of acquired intangibles	912	1,280	1,083	—	—	—	—	—
In-process research and development	27	—	12,396	—	—	—	—	—
Total operating expenses	35,273	37,303	52,076	31,142	37,964	34,214	33,534	45,165
Operating income (loss)	7,117	7,861	(13,126)	6,460	(32,143)	3,383	1,098	(11,602)
Other income, net	18,708	6,255	9,750	3,790	21,276	20,648	10,856	253,458
Income (loss) before taxes	25,825	14,116	(3,376)	10,250	(10,867)	24,031	11,954	241,856
Income taxes (benefit)	8,264	4,517	(1,080)	3,280	(3,000)	8,455	4,090	91,905
Net income (loss)	$17,561	$ 9,599	$ (2,296)	$ 6,970	$ (7,867)	$15,576	$ 7,864	$149,951
Basic net income (loss) per share	$ 0.21	$ 0.11	$ (0.03)	$ 0.08	$ (0.10)	$ 0.19	$ 0.10	$ 1.85
Shares used in basic per share computations	84,211	83,836	83,121	82,354	82,034	81,699	81,176	80,963
Diluted net income (loss) per share	$ 0.21	$ 0.11	$ (0.03)	$ 0.08	$ (0.10)	$ 0.18	$ 0.09	$ 1.80
Shares used in diluted per share computations	85,577	85,754	83,121	83,932	82,034	84,371	83,277	83,101

[1] In the second quarter ending June 30, 2002, we incurred in-process research and development costs of $12.4 million and amortization expenses of $1.1 million related to our acquisition of AccessLan Communications, Inc. Additionally, we paid $2.9 million in litigation settlement costs.

[2] In the fourth quarter ending December 31, 2001, gross profit was lower than preceding quarters as a result of a write-off of $18.0 million for excess and obsolete inventories, and an accrual of $12.0 million for purchase commitments.

[3] In the first quarter ending March 31, 2001, general and administrative expenses included $9.3 million provision for doubtful accounts related to receivables from a value-added reseller, or VAR, deemed to be uncollectible. This expense, along with non-recognition of $11.9 million in revenues for shipments made to Winstar Communications, Inc. and the VAR, for which product costs were recognized, and an increase of $2.2 million in reserve for excess and obsolete inventories, contributed to the operating loss of $11.6 million for the quarter. In addition, other income and income taxes for the quarter included the effects of our implementation of SFAS No. 133 on January 1, 2001. The deferred gains on our Cisco investment and related hedge contracts of $274.2 million, and the associated deferred taxes of $106.8 million were reclassified from accumulated other comprehensive income to non-operating income and tax expenses, respectively.

See accompanying notes to consolidated financial statements.

OFFICERS AND DIRECTORS

Officers

John A. Schofield
Chairman, President and
Chief Executive Officer

Keith E. Pratt
Chief Financial Officer
and Senior Vice President,
Finance and Administration

Jack L. Ermey
Vice President,
Global Sales

R. Leon Blackburn
Vice President,
Corporate Controller

Directors

John A. Schofield
Chairman of the Board

Ruann F. Ernst
Director of the Company,
Former Chairperson of the Board
and Chief Executive Officer of
Digital Island, Inc.,
A Cable & Wireless Company

Clifford H. Higgerson
Director of the Company,
General Partner of
ComVentures

William L. Keever
Director of the Company,
Chief Executive Officer of
Vodafone Asia Region

Martin R. Klitten
Director of the Company,
Retired Executive Vice President of
Chevron Corporation

Dan Rasdal
Director of the Company,
Former Director of Symmetricom, Inc.

Alex Sozonoff
Director of the Company,
Retired Vice President,
Customer Advocacy
Hewlett-Packard Company

AFC®
ADVANCED FIBRE COMMUNICATIONS

Advanced Fibre Communications, Inc.
1465 N. McDowell Blvd.
Petaluma, California 94954

www.afc.com

SKU# AFCI-AR-03